Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

among

ELEVATE CREDIT, INC.,

PCAM ACQUISITION CORP.

and

PCAM MERGER SUB CORP.

Dated as of November 16, 2022

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5.11	Indemnification; Directors’ and Officers’ Insurance	47

5.12	Other Actions by the Company and Parent	49

5.13	Transaction Litigation	49

5.14	Financing	50

5.15	Financing Cooperation	51

5.16	Transaction Expenses	54

5.17	Sub Debt Facility	54

ARTICLE VI Conditions		54

6.1	Conditions to Each Party’s Obligation to Effect the Merger	54

6.2	Conditions to Obligations of Parent and Merger Sub	55

6.3	Conditions to Obligation of the Company	55

ARTICLE VII Termination		56

7.1	Termination by Mutual Consent	56

7.2	Termination by Either Parent or the Company	56

7.3	Termination by the Company	57

7.4	Termination by Parent	57

7.5	Effect of Termination and Abandonment	58

ARTICLE VIII Miscellaneous and General		61

8.1	Survival	61

8.2	Modification or Amendment; Waiver	61

8.3	Waiver of Conditions	62

8.4	Counterparts	62

8.5	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	62

8.6	Notices	64

8.7	Entire Agreement	65

8.8	No Third Party Beneficiaries	65

8.9	Obligations of Parent and of the Company	66

8.10	Transfer Taxes	66

8.11	Definitions	66

8.12	Severability	73

8.13	Interpretation; Construction	73

8.14	Assignment	74

8.15	Non-Recourse	74

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Annex A Defined Terms	A-1
Annex B Form of Charter

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 16, 2022, is by and among Elevate Credit, Inc., a Delaware corporation (the “Company”), PCAM Acquisition Corp., a Delaware corporation (“Parent”), and PCAM Merger Sub Corp., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, at a meeting duly called and held prior to the execution and delivery of this Agreement, the board of directors of the Company (by unanimous vote of those voting) has (a) determined that the merger of Merger Sub with and into the Company upon the terms and subject to the condition set forth in this Agreement (the “Merger”) is fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and resolved to recommend the adoption of this Agreement by the holders of shares of the Company, and (c) directed that this Agreement be submitted to the holders of shares of the Company for their adoption;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of their respective members and (b) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of, and as an inducement to the Company to enter into, this Agreement, Park Cities Specialty Finance Fund II LP (the “Sponsor”) is entering into a guaranty (the “Limited Guarantee”), in favor of the Company, which, subject to the terms and conditions therein, guarantees the obligations of Parent in respect of the Parent Termination Fee and Collection Costs therefor and the Reimbursement Obligations;

WHEREAS, concurrently with the execution of, and subject to the terms of, this Agreement, and as an inducement to Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company are entering into a Voting Agreement (the “Voting Agreement”) pursuant to which such stockholders are agreeing to vote their respective shares in favor of the adoption of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Rollover Stockholders is entering into a Rollover Agreement, pursuant to which each such Rollover Stockholder is agreeing, among other things, to contribute their Rollover Shares to Parent immediately prior to the Effective Time of the Merger in exchange for equity in Parent on the terms and subject to the conditions set forth in the applicable Rollover Agreement and this Agreement;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II, and following the Merger the Company shall be a wholly-owned subsidiary of Parent. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2 Closing. Unless otherwise mutually agreed between the Company and Parent, upon the terms set forth in this Agreement, the closing for the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts), on the third business day (the “Closing Date”) following the day on which the last to be satisfied or (to the extent legally permissible) waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or (to the extent legally permissible) waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

1.3 Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation; Directors of the Surviving Corporation

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended, subject to Section 5.11, as provided therein or by applicable Law.

2.2 The Bylaws. The parties hereto shall take all actions necessary so that, at the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation shall be “Elevate Credit, Inc.” and the Bylaws shall be in compliance with Section 5.11.

2.3 Directors and Officers. At the Effective Time, the directors of the Merger Sub shall become the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or until their respective successors have been duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation immediately following the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws of the Surviving Corporation, as the case may be, except as otherwise provided in written notice by Parent to the Company no later than five (5) business days prior to Closing. The Company shall use commercially reasonable efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company and each of its Subsidiaries (in each case, in their capacities as directors, and not as employees) as Parent shall request in writing not less than ten (10) business days prior to the Closing Date.

ARTICLE III

Effect of the Merger on Capital Stock;

Exchange of Certificates

3.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or any other Person:

(a) Merger Consideration. Each share of the common stock, par value $0.0004 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be automatically converted into the right to receive cash in the amount of $1.87, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) formerly representing any of the Shares (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration pursuant to Section 3.2.

(b) Cancellation of Shares. Each of the Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent, the Rollover Shares owned by the Rollover Stockholders to be acquired by Parent pursuant to the Rollover Agreements, and Shares owned by the Company or any wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”) shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share or any other Person, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist. Immediately prior to the Effective Time, the Rollover Stockholders shall contribute the Rollover Shares to Parent in exchange and as the total consideration for the issuance by Parent of the Rollover Equity, pursuant and subject to the terms and conditions of the Rollover Agreements.

(c) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected its, his or her appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration in accordance with Section 3.1(a), but instead such holder of Dissenting Shares shall be entitled to receive the fair value thereof as may be determined pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Share, in accordance with Section 3.1(a), without any interest thereon and shall thereafter not be deemed to be Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. Without limiting the generality of the foregoing, prior to the Effective Time the Company shall not, except with the prior written consent of Parent, make any payment or agree to make any payment with respect to any demands for appraisal, offer to settle or settle any such demands, or waive or agree to waive any failure to comply with the provisions of Section 262 of the DGCL.

(d) Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into 1 share of common stock of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s written approval prior to the Closing (such approval not to be unreasonably withheld or delayed) to act as agent (the “Paying Agent”), on terms reasonably acceptable to the Company, for the purposes of paying the holders of Shares, the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 3.1(a). Such aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion or (v) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of such investment. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 3.2(a). Any income from the investment of such funds will be payable to Parent or the Surviving Corporation, as Parent directs.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than five (5) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company prior to the Effective Time may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Notwithstanding anything to the contrary in this Agreement, no holder of Book-Entry Shares will be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1, and a holder of Book-Entry Shares will be deemed to have surrendered their Book-Entry Shares upon delivery to the Paying Agent of an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) regarding the book-entry transfer of such holder’s Book-Entry Shares, and such record holder, upon delivery of an “agent’s message” or such other evidence, will be entitled to receive the Merger Consideration for such Book-Entry Shares. Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent, together with such letter of transmittal, if applicable, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Share formerly represented by such Certificate or Book Entry-Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (x) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article III, without interest.

(c) Transfer Books; No Further Ownership rights in Company Stock. The Merger Consideration paid in respect of Shares upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

(d) Termination of Fund. Any funds that had been made available to the Paying Agent (including the proceeds of any investments of such funds) that remain unclaimed by the stockholders of the Company for one hundred and eighty (180) days after the Effective Time shall be delivered to Parent. Any holder of Shares who has not theretofore complied with this Article III shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates (or affidavits of loss in lieu thereof in accordance with Section 3.2(f)) or Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated in this Article III.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company RSU Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or Company RSU Awards, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. With respect to withholdings from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, prior to the Effective Time, Parent or the Paying Agent, as appropriate, shall provide notice to the Company upon becoming aware of any such withholding obligation and shall reasonably cooperate with the Company to obtain any reduction of or relief from such withholding permitted by applicable Tax Law. In connection with the Closing, the Company shall deliver to Parent a duly executed certificate prepared in the manner described in accordance with Treasury Regulations Section 1.1445-2(c)(3) stating that interests in the Company are not “United States real property interests” within the meaning of Section 897(c)(1) of the Code and shall send a copy of such certificate together with a notice to the IRS required by Treasury Regulations Section 1.897-2(h)(2).

3.3 Adjustments. Notwithstanding anything in this Agreement to the contrary, if, on or after the date of this Agreement and prior to the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger (but only a merger involving the Company and not Parent), issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be correspondingly and equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration; provided that nothing in this Section 3.3 shall be construed to permit the Company or any of its Subsidiaries to take any action that is otherwise prohibited by the terms of this Agreement.

3.4 Treatment of Company Equity Awards.

(a) Company Options and Company RSU Awards.

(i) Except as otherwise provided in Section 3.4(a)(v) below, at the Effective Time, as a result of the Merger and without any action on the part of the holder of any Company Option or Company RSU Award, each Company Option and Company RSU Award that is outstanding immediately prior to the Effective Time shall automatically be cancelled, extinguished and shall cease to exist, as permitted pursuant to the terms of the applicable Company Equity Plan and the corresponding award agreements issued thereunder.

(ii) In exchange for the cancellation and extinguishment of Company Options pursuant to Section 3.4(a)(i), and subject to each optionholder’s execution of an option cancellation and release agreement, in such form as is acceptable to Parent, Parent shall, or shall cause the Surviving Corporation to, pay to each Person who holds a Company Option immediately prior to the Effective Time with an exercise price per share less than the Merger Consideration an amount in cash equal to the product of (A) the excess of (1) the Merger Consideration over (2) the exercise price per share of such Company Option multiplied by (B) the number of Shares subject to such Company Option (whether vested or unvested) immediately prior to the Effective Time. Such payment shall be made using the payroll system of the Surviving Corporation no later than the second (2nd) payroll date of the Surviving Corporation following the Effective Time, shall not accrue interest and shall be subject to Section 3.2(g). If the exercise price per share of any Company Option is equal to or greater than the Merger Consideration, then such Company Option shall be cancelled without any cash or other consideration being paid or provided in respect thereof.

(iii) Payment for Company RSU Awards. Subject to Section 3.4(a)(v), in exchange for the cancellation and extinguishment of Company RSU Awards pursuant to Section 3.4(a)(i), Parent shall, or shall cause the Surviving Corporation to, pay to each Person who holds a Company RSU Award immediately prior to the Effective Time an amount in cash equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company RSU Award immediately prior to the Effective Time. Such payment shall be made using the payroll system of the Surviving Corporation no later than the second (2nd) payroll date of the Surviving Corporation following the Effective Time (or, if applicable, such later date required by Section 409A of the Code), shall not accrue interest and shall be subject to Section 3.2(g).

(iv) Payment Funds. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate amount payable to the holders of Company Options and Company RSU Awards pursuant to this Section 3.4(a), plus an amount equal to the employer’s potion of any employment taxes due on such payments.

(v) Rolled Company RSU Awards. Notwithstanding anything in this Section 3.4(a) to the contrary, the Company RSU Awards held by the individuals listed on Schedule 3.4(a)(v), and in the amounts or percentages of unvested Company RSU Awards held by such individuals and as set forth directly across from each such individual’s name on Schedule 3.4(a)(v) and governed by a rollover restricted stock unit award agreement referenced in the last sentence of this clause (v) (collectively, the “Rolled Company RSU Awards”) shall not (A) be cancelled, extinguished or cease to exist as otherwise provided in Section 3.4(a)(i) above; (B) accelerate or otherwise become fully or partially vested in connection with the consummation of the Merger; or (C) entitle the holder of such unvested Company RSU Awards to any payments pursuant to Section 3.4(a)(iii). Rather, the Rolled Company RSU Awards shall be Replaced (as such term is defined in Section 2(ap) of the 2016 Company Equity Plan) in accordance with Section 11 of the 2016 Company Equity Plan, the terms and conditions of the corresponding award agreements, and Section 409A of the Code, as well as the applicable Treasury Regulations thereunder, by Parent with restricted stock unit awards under the New LTIP to be adopted by Parent in accordance with Section 5.9(f) below, which new award shall (i) be subject to the same vesting and other terms and conditions as apply to the Rolled Company RSU Award immediately prior to the Effective Time under the terms of the 2016 Company Equity Plan (including, without limitation, Section 11(b)(i)(C) thereof) and the applicable Company award agreement governing such Rolled Company RSU Award and (ii) relate to a number of shares of Parent common stock determined by multiplying (A) the number of Shares subject to such Rolled Company RSU Award immediately prior to the Effective Time by (B) a fraction, the numerator of which is the Merger Consideration and the denominator of which is the fair market value of a share of Parent common stock at the Effective Time, determined in accordance with Section 409A of the Code, rounded to the nearest whole number of shares.

(b) Company ESPP. Prior to the Effective Time, the Company shall cause the purchase period then underway under the Company ESPP, to the extent such purchase period would otherwise be outstanding at the Effective Time, to be terminated no later than five (5) business days prior to the date on which the Effective Time occurs. The funds credited as of such date under the Company ESPP for each participant under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP, and each Share purchased thereunder and outstanding immediately prior to the Effective Time shall be converted at the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.1(a).

3.5 Further Actions. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest in the Surviving Corporation the full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE IV

Representations and Warranties

4.1 Representations and Warranties of the Company. Except as set forth in the Company Reports filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are cautionary, predictive or forward-looking in nature) (it being agreed that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1(b)(i) and (ii), Section 4.1(c)(ii), Section 4.1(j) or Section 4.1(p)) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. The Company is a legal entity duly incorporated or organized, validly existing and in good standing (in jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, and each of the Company’s Subsidiaries is in all material respects a legal entity duly incorporated or organized, validly existing and in good standing (in jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization. Each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing (and in the case of a Subsidiary of the Company, the failure to have such power or authority), would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent prior to the date of this Agreement true and correct copies of any amendments to the certificate of incorporation or bylaws of the Company not filed with or incorporated by reference into the Company Reports filed prior to the date of this Agreement. The Company is not in violation, and each of the Subsidiaries of the Company are not in any material respects in violation, of any provisions of its certificate of incorporation or bylaws or other comparable governing documents, as applicable.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of:

(x) 300,000,000 Shares, of which 31,246,534 Shares were issued and outstanding and 13,713,904 were issued and held in Treasury as of the close of business on November 11, 2022 (the “Measurement Date”), and

(y) 24,500,000 shares of Preferred Stock, of which no shares were outstanding as of the Measurement Date.

All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the close of business on Measurement Date:

(x) 724,188 Shares were subject to Company Options,

(y) 4,623,180 Shares were subject to Company RSU Awards and

(z) 909,891 Shares were reserved for issuance under the Company ESPP.

Except (A) with respect to purchase rights outstanding under the Company ESPP, (B) as set forth in this Section 4.1(b)(i) (including in Section 4.1(b) of the Company Disclosure Letter) or (C) for changes since the Measurement Date resulting from the issuance or acquisition by the Company of Shares in connection with the exercise or settlement of, or satisfaction of withholding Taxes or exercise price payments with respect to, Company Equity Awards, as of the date hereof, there are not issued or outstanding (1) any shares of capital stock or other voting securities of the Company or (2) any preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, or any securities or obligations evidencing such rights. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Section 4.1(b)(ii) of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of (A) the holder of each outstanding Company Option, the number of Shares covered thereby, and the per share exercise price thereof (if applicable); and (B) the holder of each outstanding Company RSU, the number of Shares covered thereby pursuant to unvested Company RSUs.

(iii) Section 4.1(b)(iii) of the Company Disclosure Letter sets forth as of the date hereof each of the Company’s Subsidiaries. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in the case of each such Subsidiary, to the extent such concepts are recognized under the jurisdiction of organization of such Subsidiary) and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance of any kind (a “Lien”), except for Permitted Liens. Except as set forth in Section 4.1(b)(iii) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Subsidiary of the Company to issue or sell any shares of capital stock or other securities of any of the Company’s Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any of the Company’s Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Except as set forth in Section 4.1(b)(iv) of the Company Disclosure Letter, the Company has no continuing obligations or liabilities with respect to, or the operation of business of, Elevate Credit International Limited.

(c) Corporate Authority; Approval.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) At a meeting duly called and held prior to the execution and delivery of this Agreement, the board of directors of the Company (by unanimous vote of those voting) has (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend the adoption of this Agreement by the holders of Shares (the “Company Recommendation”), which Company Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof, (B) directed that this Agreement be submitted to the holders of Shares for their adoption at the Company Stockholders Meeting and (C) in such capacity received the opinion of its financial advisor, Morgan Stanley & Co. LLC, on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the limitations, qualifications, assumptions and conditions set forth therein, the Merger Consideration to be received by the holders of Shares (other than the holders of the Excluded Shares and the holders of the Dissenting Shares) pursuant to this Agreement is fair from a financial point of view to such holders of Shares and such opinion has not been withdrawn, revoked, or modified as of the date hereof. It is agreed and understood that such opinion is for the information of the board of directors of the Company (in its capacity as such) and may not be relied upon by Parent or Sponsor.

(d) Governmental Filings; No Violations.

(i) Other than the filings, notices, consents, registrations, approvals, permits, licenses and authorizations (A) pursuant to Section 1.3, (B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act of 1933, as amended (the “Securities Act”), (C) required to be made with the New York Stock Exchange (the “NYSE”), and (D) with the state authorities set forth on Section 4.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, and no consents, registrations, approvals, permits, licenses or authorizations are required to be obtained by the Company or any of its Subsidiaries from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions as contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in:

(A) a breach or violation of, or a default under, (x) the certificate of incorporation or bylaws of the Company or (y) the comparable governing documents of any of its Subsidiaries;

(B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 4.1(d)(i), or any Laws to which the Company or any of its Subsidiaries is subject; or

(C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries;

except, in the case of clause (A)(y), (B) or (C) above, with respect to a Company Benefit Plan, or for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions as contemplated by this Agreement.

(e) Company Reports; Financial Statements; No Undisclosed Liabilities.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it prior to the date hereof with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2020 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, and any documents filed with, or incorporated by reference in (regardless of when originally filed) any such forms, statements, reports and documents, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (or, if amended prior to the date of this Agreement, as of the date of such amendment), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, the Company has made available to Parent copies of all comment letters received by the Company from the SEC since the Applicable Date, together with all written responses of the Company thereto. As of the date hereof, there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. To the knowledge of the Company, none of the Company Reports is the subject of any ongoing review or investigation by the SEC.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) The Company maintains “disclosure controls and procedures” (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) designed to ensure that all information required to be disclosed by the Company is recorded, processed, summarized and reported on a timely basis to the management of the Company and the other individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) designed to provide (i) reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) reasonable assurance that transactions are executed only in accordance with the management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Since the Applicable Date, neither the Company, the audit committee of the Company’s board of directors, nor to the knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of: (A) any “significant deficiency” or “material weakness” (each as defined in Rule 12b-2 of the Exchange Act) in the design or operation of its system of internal controls over financial reporting that has not been subsequently remediated, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s system of internal control over financial reporting or the preparation of financial statements. Since the Applicable Date, the chief executive officer and chief financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its chief executive officer or chief financial officer has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(iv) The consolidated financial statements of the Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) (A) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (B) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and changes in stockholders’ equity for the periods covered thereby, and (C) were prepared, in each case in all material respects in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or as permitted by SEC rules. Except as have been described in the Company Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(v) As of the date hereof, except for liabilities or obligations that (A) are reflected or reserved against in the Company’s audited consolidated balance sheet (and the notes thereto), dated as of December 31, 2021 (the “Latest Balance Sheet Date”), contained in the Company Reports (the “Audited Company Balance Sheet”) or in the consolidated financial statements of the Company (and the notes thereto) contained in the Company Reports filed after the Latest Balance Sheet Date and before the date of this Agreement, (B) were incurred in the ordinary course of business since the date of the Audited Company Balance Sheet, (C) relate to executory obligations under Contracts (other than any liabilities or obligations arising from the Company’s breach of or default under such Contracts, if any), or (D) were incurred in connection with this Agreement, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether or not accrued, contingent or otherwise, of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) Absence of Certain Changes. Since the Latest Balance Sheet Date through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such businesses consistent with past practices, except as set forth on Section 4.1(f) of the Company Disclosure Letter, and there has not been or occurred: (i) any event, circumstance, condition, occurrence or development, which, individually or in the aggregate, has had, or would reasonably be expected to have a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, (iii) other than in connection with satisfaction of withholding Taxes or exercise price payments with respect to Company Equity Awards, any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of the Company; or (iv) any material change in any method of accounting or accounting practices by the Company.

(g) Litigation. Except as set forth in the Company Disclosure Letter:

(i) As of the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or, to the knowledge of the Company, any present or former officers or directors (in their capacity as such), except in each case (A) for those Actions that involve an amount in controversy in less than $350,000 individually, or (B) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement.

(ii) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or the specific subject of the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions as contemplated by this Agreement.

(h) Company Benefit Plans.

(i) All material Company Benefit Plans as of the date hereof are listed in Section 4.1(h)(i) of the Company Disclosure Letter. For purposes of this Agreement, “Company Benefit Plans” means all “employee benefit plans”, as defined in Section 3(3) of ERISA currently in effect, and all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation, and any other compensatory plans, contracts, programs, policies and arrangements (A) sponsored, maintained, contributed to or required to be contributed to by the Company or its Subsidiaries for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of the Company or its Subsidiaries and (B) with respect to which the Company or any of its ERISA Affiliates has, or could reasonably be expected to have, any liability, contingent or otherwise.

(ii) To the extent applicable, true and complete copies of each material Company Benefit Plan (or form(s) thereof, if applicable) have been made available to Parent, together with all related (A) trust agreements, insurance Contracts, and third-party administration Contracts; (B) current summary plan descriptions, summaries of material modifications, annual reports, and summary annual reports; (C) summaries of the material terms of any Company Benefit Plan for which there is not a written plan document; (D) the most recent annual reports required to be filed on IRS Form 5500 Series for the last three plan years; (E) all reports relating to compliance with Sections 401(a)(4), 401(k), 401(m) and 410(b) of the Code for the prior three plan years; (F) all employee handbooks; (G) all actuarial valuations in respect of any Company Benefit Plan for the prior three plan years; (H) the most recent audited financial statement and the actuarial or other valuation report prepared for the most recently completed plan year; and (I) all material, non-routine correspondence with any Governmental Entity relating to any Company Benefit Plan in the last three years.

(iii) All Company Benefit Plans are in compliance with applicable Laws in all material respects. The Company has received a favorable determination or opinion letter from the Internal Revenue Service as to the qualification of each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan. Each such favorable determination or opinion letter has been provided or made available to Parent. As of the date of this Agreement, all contributions required to be made under each Company Benefit Plan have been timely made. All other obligations in respect of each Company Benefit Plan have been properly accrued for and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports, in each case, in all material respects. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened, litigation relating to the Company Benefit Plans that would reasonably be expected to give rise to material liability (other than routine claims for benefits).

(iv) Except as set forth in Section 4.1(h)(iv) of the Company Disclosure Letter, no Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or other termination of service, other than coverage mandated by COBRA or comparable United States state or foreign Law. Neither the Company nor any ERISA Affiliate has or could have any liability in respect of, or has in the past six (6) years sponsored, maintained, contributed to or had any liability in respect of, (A) any defined benefit plan (as defined in Section 3(35) of ERISA), (B) any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (C) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (D) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (E) a “funded welfare plan” within the meaning of Section 419 of the Code.

(v) Except as set forth on Section 4.1(h)(v) of the Company Disclosure Letter, required by applicable Law or contemplated by the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment becoming due to any current or former employee or other service provider of the Company or its Subsidiaries, (B) materially increase the compensation or benefits payable, including equity benefits, under any Company Benefit Plan, (C) result in the acceleration of the time of payment, funding or vesting of any such compensation or benefits, including equity benefits, under any such Company Benefit Plan or (D) result in the payment of any compensation or benefits to any person who would be a “disqualified individual” (as defined in Section 280G of the Code) that could reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G of the Code).

(i) Compliance with Laws; Privacy Policies.

(i) The Company and each of its Subsidiaries since January 1, 2020 through the date hereof have been, and are, in compliance with all federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, decree, directive, legally binding guidance, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions as contemplated by this Agreement. Except with respect to regulatory matters covered by Section 5.5, as of the date hereof no investigation or review by any

Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, except for such investigations or reviews the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the Company’s ability to consummate the transactions as contemplated by this Agreement.

(ii) The actual practices of the Company and its Subsidiaries with respect to the security, collection, storage, retention, use, transfer, disclosure and disposal of personal information have complied, to the extent applicable, with the requirements of Title V of the Gramm-Leach-Bliley Act and the Fair Credit Reporting Act, the General Data Protection Regulation (EU) 2016/679 and with any representations made by the Company or its any of its Subsidiaries in any privacy policy provided to consumers or made available to the public, except for any noncompliance that would not reasonably be expected to have a Company Material Adverse Effect.

(iii) The Company and its Subsidiaries have taken commercially reasonable steps, including implementing, maintaining, and monitoring compliance with measures with respect to administrative, technical and physical security, designed to protect all personal information in their possession or control against loss and against unauthorized access, acquisition, use, modification, disclosure or other misuse that would be reasonably likely to be material to the Company. To the Company’s knowledge, since September 30, 2020, there has been no unauthorized access, use, or disclosure of personal information in the possession or control of the Company or its Subsidiaries or any of its respective contractors with respect to any personal information obtained from or on behalf of Company or its Subsidiaries which (a) required the Company or any of its Subsidiaries to provide notice to any individual or Governmental Entity pursuant to applicable Laws regarding security incident notification; or (b) would reasonably be expected to be material to the Company.

(j) Takeover Statutes. Assuming that the representation of Parent and Merger Sub in Section 4.2(e) (Ownership of Shares) is accurate, (A) no “fair price,” “moratorium,” “business combination,” “control share acquisition” or other similar anti-takeover statute or regulation or any similar provision in the Company’s certificate of incorporation or bylaws (each, a “Takeover Statute”) is applicable to the Company in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and (B) the Company has taken all appropriate actions so that the restrictions of any applicable Takeover Statute will not apply to Parent or Merger Sub or with respect to or as a result of this Agreement, the Merger or the other transactions contemplated by this Agreement.

(k) Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of and through the date hereof:

(i) the Company and its Subsidiaries have complied at all times since September 30, 2020 with all applicable Environmental Laws;

(ii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity relating to liability under any Environmental Law or relating to Hazardous Substances;

(iii) there has been no release of Hazardous Substances under Environmental Law on, at, to or from (A) any property currently owned, operated or leased by the Company or its Subsidiaries, (B) during the time of the Company’s or any Subsidiary’s ownership, operation or lease, any formerly owned, operated, or leased property, or (C) to the Company’s knowledge, any locations where Hazardous Substances from the operations of the Company or any Subsidiary have come to be located; and

(iv) neither the Company nor any of its Subsidiaries has received any written, or to the Company’s knowledge, other request for information or allegation of responsibility as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or analogous state or local Law.

(l) Taxes. Except as set forth in Section 4.1(l) the Company Disclosure Letter,

(i) The Company and each of its Subsidiaries, as of the date hereof:

(A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by each of them and each of such Tax Returns are true, correct and complete in all material respects;

(B) have complied in all material respects with all applicable Laws relating to Taxes, including the payment and withholding of Taxes (including in connection with amounts paid or owing to any employee, independent contractor, creditor or other Person), and has duly and timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable Laws;

(C) have timely made all required material estimated Tax payments sufficient to avoid any underpayment penalties or interest;

(D) with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company and each of its Subsidiaries have made due and sufficient accruals for such Taxes in its financial statements and its books and records;

(E) have paid all material Taxes that are required to be paid by them or that they are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to Taxes that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established;

(F) have properly charged, collected, and paid all material applicable sales, use, excise and other similar Taxes;

(G) have not (nor any other Person on their behalf) (w) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law, (x) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, (y) granted any extension for the assessment or collection of Taxes, which remains in effect, or (z) granted to any Person any power of attorney that is currently in force with respect to any Tax matter;

(H) are not a party to any Tax sharing, allocation, indemnity, or similar agreement or arrangement (whether or not written) pursuant to which they would have any obligation to make any payments after the Closing (other than any customary Tax indemnification provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes);

(I) have disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code and have not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b);

(J) have no material liability for Taxes of any Person as a matter of Law, or as a transferee or successor, or by Contract (other than any customary Tax indemnification provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes);

(K) do not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the United States;

(L) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (w) deferral of employment taxes under Section 2302 of the CARES Act; (x) installment sale or open transaction disposition made on or prior to the Closing Date; (y) prepaid amount received on or prior to the Closing Date; or (z) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto;;

(M) has (w) properly complied with all applicable Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and COVID Relief Programs, (x) to the extent applicable, properly complied with all applicable Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act and COVID Relief Programs, (y) not sought and does not intend to seek a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act and COVID Relief Programs, and (z) not sought and does not intend to seek any deferral of any Tax pursuant to the CARES Act and COVID Relief Programs; and

(N) have not waived any statute of limitations with respect to any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(ii) As of the date of this Agreement, to the knowledge of the Company, there are not pending or threatened in writing any audits, examinations, investigations or other proceedings in respect of material Taxes or Tax matters and there are not any unresolved claims, assessments or deficiencies against the Company or any of its Subsidiaries for any material amount of Taxes.

(m) Labor Matters.

(i) As of the date hereof, (A) neither the Company nor any of its Subsidiaries is a party to, is otherwise bound by, any collective bargaining agreement or other Contract with a labor union or labor organization, and (B) (x) to the Company’s knowledge, no Employees are represented by any labor union or labor organization; (y) no labor union or labor organization or group of Employees has made a pending demand to the Company or any of its Subsidiaries for recognition; and (z) there is no organizing activity, representation Action, petition, or other union activity, directed at the Company or any of its Subsidiaries or any Employees, including unionization activity seeking recognition of a collective bargaining unit or seeking a representation Action, presently pending or, to the knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal or authority.

(ii) No (A) labor strikes, work stoppages, walkouts, slowdowns, lockouts, or arbitrations or (B) labor grievances, unfair labor practice charges, grievances, or other labor disputes against the Company or any of its Subsidiaries are pending, to the Company’s knowledge, threatened, or have occurred, in each case, as of the date hereof.

(iii) Each Independent Contractor has been properly classified as such under all applicable Laws and all Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified.

(iv) Except as set forth on Section 4.1(m)(iv), as of the date hereof, there are no pending, or to the knowledge of the Company, threatened (A) Actions against the Company or any of its Subsidiaries; or (B) audits or investigations by any Governmental Entity, against the Company or any of its Subsidiaries arising out of, in connection with, or otherwise relating to the employment, termination of employment of, failure to employ, or any other employment action taken in relation to any individual, or any other employment-related matter involving any Employee or applicant. The Company and its Subsidiaries are, and since the Applicable Date, have been, in compliance in all material respects with all applicable Laws relating to the employment of labor, including all such Laws relating to eligibility to legally be employed, wages, hours, break periods, WARN, and any similar federal, state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, harassment, retaliation, pay equity, employment equity, civil rights, safety and health, workers’ compensation, reasonable accommodation, leaves of absence, immigration, the use of background checks or consumer reports, and the collection and payment of withholding and/or social security taxes and any similar tax, and all Contracts with Employees, former Employees and Independent Contractors. As of the date hereof, there has been no “mass layoff” or “plant closing” (as defined by WARN) or reduction of employees’ hours by more than 50% (sufficient to trigger WARN) with respect to the Company or any of its Subsidiaries within the two (2)-year period prior to the date hereof, and neither the Company nor any of its Subsidiaries has incurred any liability under WARN that remains unsatisfied.

(v) Except as set forth on Section 4.1(m)(v) of the Company Disclosure Letter, to the knowledge of the Company, since the Applicable Date through the date hereof, (A) there is no, and there has not been, any Action relating to any act or allegations of or relating to sex-based discrimination, sexual harassment or sexual misconduct involving any member of the Company’s management or the Company’s board of directors, (B) neither the Company nor any of its Subsidiaries have entered into any settlement agreement relating to allegations of sex-based discrimination, sexual harassment or sexual misconduct by any current director or officer of the Company, and (C) to the Company’s knowledge, there has not been threatened any Action related to sex-based discrimination, sexual harassment or sexual misconduct involving any member of the Company’s management or the Company’s board of directors.

(n) Intellectual Property.

(i) Set forth on Section 4.1(n)(i) of the Company Disclosure Letter is as of the date hereof a complete list of all registered Intellectual Property, all applications for Intellectual Property registration, and all domain names and social media accounts owned by the Company or its Subsidiaries. The Company and its Subsidiaries own (solely or jointly), free and clear of all Liens (except Permitted Liens), or have the right to use pursuant to valid licenses, sublicenses, agreements or permissions, all items of Intellectual Property used in or necessary for their operations as currently conducted by the Company or its Subsidiaries. The Intellectual Property owned by the Company or its Subsidiaries is, to the Company’s knowledge, valid, subsisting and enforceable, and is not subject to any outstanding order, judgment or decree adversely affecting the Company’s or its Subsidiaries’ use of, or its rights to, such Intellectual Property. The conduct of the Company’s and its Subsidiaries’ business has not, since the Applicable Date, infringed or misappropriated any non-patent Intellectual Property rights of any third party or, to the Company’s knowledge, infringed or misappropriated any patent rights of any third party.

(ii) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of all material Trade Secrets that are owned by or provided to the Company and its Subsidiaries under conditions of confidentiality, except where the failure to take such measures, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, there has been no disclosure of any such Trade Secrets of the Company or any of its Subsidiaries to any person, except for disclosures made subject to confidentiality terms that are reasonable under the circumstances to maintain the secrecy of such Trade Secrets or that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no third party has infringed upon or misappropriated any Intellectual Property rights of the Company or any of its Subsidiaries, except for infringements or misappropriations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(iii) The Company and its Subsidiaries have not granted any material licenses, exclusive licenses or other rights to third parties to use their material Intellectual Property other than non-exclusive licenses granted in the ordinary course of business.

(iv) The IT Assets used as of the date hereof by the Company or any of its Subsidiaries operate and perform in all material respects as required by the Company and its Subsidiaries to conduct their respective businesses as currently conducted, except for failures for operate or perform, that individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since the Applicable Date, to the Company’s knowledge, there have been no security breaches, unauthorized access or other adverse integrity or security access incidents affecting the IT Assets of the Company or any of its Subsidiaries, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology.

(o) Insurance. All material fire and casualty, general liability, business interruption, product liability, Directors and Officers Liability, workers compensation, errors and omissions, employment practices, employer liability, cyber, fiduciary liability and sprinkler and water damage insurance policies and other material insurance policies maintained by the Company or any of its Subsidiaries as of the date hereof (“Insurance Policies”) are listed in Section 4.1(o) of the Company Disclosure Letter, including for each policy the type of insurance, the name of the insurer and the policy limits of insurance. The Insurance Policies are in full force and effect in all material respects, and (i) satisfy all legal requirements and contractual requirements of the Company, (ii) provide customary coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and (iii) are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case of the foregoing, in all material respects. Since the Applicable Date (A) no Insurance Policy has been cancelled by the insurer, other than any Insurance Policy that has expired by its terms and (B) to the Company’s knowledge, (x) no written threat has been made by an insurer and received by the Company to cancel any Insurance Policy held by the Company during such period, (y) there has not been any pending claim under the Insurance Policies that has been denied, rejected, or made subject of any reservation of rights by any insurer, and (z) the Company is not in default under any provision of any of the Insurance Policies in any material respect. Section 4.1(o) of the Company Disclosure Letter also sets forth a list of all material claims made under the Insurance Policies since the Applicable Date through the date hereof, except for claims in respect of any matters set forth in Section 4.1(g) of the Company Disclosure Letter.

(p) Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement, except as set forth in Section 4.1(p) of the Company Disclosure Letter.

(q) Company Material Contracts and Governmental Contracts.

(i) Except as set forth in Section 4.1(q) of the Company Disclosure Letter, and excluding any Company Benefit Plan, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A) any lease of real or personal property providing for annual rentals of $350,000 or more;

(B) any Contract with any Company vendor or supplier that is reasonably likely to require payments on an annual basis from the Company and its Subsidiaries of more than $1 million;

(C) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries;

(D) any Contract (other than among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1 million;

(E) any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or under Item 404 of Regulation S-K under the Securities Act and not otherwise specified in a sub-clause of this Section 4.1(q);

(F) any Contract that (x) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (y) grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries or (z) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights, in each case (x), (y) and (z) that is material to the Company and its Subsidiaries, taken as a whole;

(G) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a purchase price of more than $350,000;

(H) other than as set forth in Section 4.1(h)(i) of the Company Disclosure Letter, any employment, management, severance, change-in-control, retention, transaction bonus, change-in-control compensation, deferred compensation, health and welfare benefits or insurance coverage, individual consulting, relocation, repatriation or expatriation Contract, in each case which provides annual compensation in excess of $100,000 individually and is not terminable at-will by the Company or one of its Subsidiaries, pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date of this Agreement with any current or former employee, director, or other service provider that is a natural person;

(I) any Contract containing non-solicitation provisions restricting the Company’s ability to hire or retain any employees, customers, vendors, suppliers or other service providers, except for any such Contract entered into in the ordinary course of business consistent with past practice;

(J) any Contract (1) entered into within the three year period prior to the date hereof relating to the disposition or acquisition of assets or any ownership interest in any Person by the Company or any of its Subsidiaries with a value greater than $350,000, which as of the date hereof has not been completed, or (2) relating to the acquisition or disposition of assets or ownership interests pursuant to which the Company or any of its Subsidiaries has continuing indemnification (other than indemnification obligations contained in commercial Contracts of the Company entered into in the ordinary course of business), earn-out or other contingent purchase price payment obligations;

(K) any Contract (other than any Contract with its external advisors with respect to the transactions contemplated hereby or any Company benefit plan) pursuant to which the Company or any of its Subsidiaries is obligated to pay a success fee in connection with the Merger and the other transactions contemplated hereby;

(L) any collective bargaining agreement or any other Contract with any labor union, trade union, or other employee representative, body or organization of a group of employees of the Company or any Subsidiary;

(M) Contracts for the employment of, or receipt of any services from, any director, officer, or employee of the Company or any Subsidiary or any other natural person on a full-time, part-time, consulting or other basis, except for offer letters, employment agreements, and any other written agreements that provide for at-will employment and that do not provide for retention, change-in-control, severance, or similar payments or benefits;

(N) any Contract which commits the Company or any of its Subsidiaries to enter into any of the foregoing; and

(O) any Contract between the Company or any of its Subsidiaries, on the one hand, and Think Finance, LLC or any of its Subsidiaries (other than a Subsidiary of the Company), on the other hand

(the Contracts described in clauses (A) – (O), collectively, the “Company Material Contracts”).

(i) A copy of each Company Material Contract as of the date hereof has previously been delivered or made available to Parent. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, as of the date hereof each such Company Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any such Company Material Contract. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Company Material Contract by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except in each case of the foregoing, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(r) Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Section 4.1(r) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy, any real property for which annual base rent exceeds $350,000 (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement and all amendments and modifications thereto, a “Lease”). The Company has made available to Parent complete and correct copies of all Leases. With respect to each Lease and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest (other than Permitted Liens) in such Lease or any interest therein; (ii) there are no Liens (other than Permitted Liens) on the estate or interest created by such Lease; (iii) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens (other than Permitted Liens); (iv) neither the Company nor any of its Subsidiaries and to the knowledge of the Company, no third party is, as of the date hereof, in material breach of or default pursuant to any Lease and, as of the date hereof, no fact, circumstance or event has occurred or is continuing that with notice or lapse of time would constitute a material breach or default thereunder by the Company or any of its Subsidiaries or any other party; and (v) there are no subleases, licenses or similar agreements granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy the Leased Real Property, except for the Permitted Liens.

(s) Related Person Transactions. Except for compensation or other employment arrangements and indemnification agreements with the Company’s current, former or future directors and officers, in each case, in the ordinary course of business consistent with past practice, there are no Contracts or other legally binding transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

(t) Permits. As of the date hereof, each of the Company and its Subsidiaries holds and is in compliance with all certificates, licenses, permits, authorizations and approvals (“Permits”) required under applicable Law for the conduct of its business as presently conducted, including all licenses and permits required of any Governmental Entity for the operation of its business as may be required by applicable Consumer Financial Services Laws to make, arrange, or service Consumer Loans, except for any failure to hold or failure to comply that would not reasonably be expected to have, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. During the two-year period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice of any material noncompliance or proceedings relating to the revocation or modification of any such Permits, except for such instances of noncompliance, or any failure to hold, revocation or modification, that would not reasonably be expected to have, individually or in the aggregate, be material to the

Company and its Subsidiaries, taken as a whole. Except as disclosed on Section 4.1(t) of the Company Disclosure Letter, (i) to the Company’s knowledge, there are no open examinations by a Governmental Entity with respect to the operations of the Company or any of its Subsidiaries, other than routine examinations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, and (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries as a whole, no report or examination by a Governmental Entity cites a violation of law with respect to the consumer lending business of the Company or any of its Subsidiaries within the past three (3) years.

(u) Proxy Statement. None of the information included or incorporated by reference in the letter to the stockholders, notice of meeting, proxy statement, and forms of proxy (collectively, the “Company Proxy Statement”), to be filed with the SEC in connection with the Merger, will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Company Proxy Statement. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

(v) Anti-Corruption Matters. Since January 1, 2018, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company, any of its Subsidiaries or any director, officer or, to the knowledge of the Company, employee or agent of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the United Kingdom Bribery Act 2010; or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2018, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that in any material respect it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of the Company no Governmental Entity is investigating, examining, or reviewing the Company’s or any of its Subsidiaries’ compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

(w) Anti-Money Laundering Matters. Each of the Company and its Subsidiaries currently conducts and has at all times since January 1, 2018 conducted its business in all material respects in accordance with any applicable Law relating to or connected with the combating of terrorism or money laundering, including the United Kingdom Proceeds of Crime Act 2002, the United Kingdom Terrorism Act 2000, and the United Kingdom Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2018 (“AML Law”). Since January 1, 2018, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it or any of its Subsidiaries have violated or may have violated in any material respect any Law relating to anti-money laundering, anti-terrorism financing or similar matters. To the knowledge of the Company, as of the date hereof, no Governmental Entity is investigating, examining, or reviewing the Company’s or any of its Subsidiaries’ compliance with any applicable provisions of any Law (including AML Law) relating to anti-money laundering, anti-terrorism financing or similar matters.

(x) Consumer Loans.

(i) Each Consumer Loan has been made and serviced in compliance, in all material respects, with the Underwriting Guidelines, Servicing Standards and all requirements of all Consumer Financial Services Laws, and all Consumer Loan Documents relating to a Consumer Loan comply in all material respects with all applicable Consumer Financial Services Laws and are enforceable in all material respects in accordance with their terms subject to the Bankruptcy and Equity Exception. No Consumer Loan was originated under the “tribal model” and/or any “offshore or commerce model.” The Servicing Standards used with respect to a Consumer Loan are in all material respects customary in the subprime consumer lending and servicing business with respect to subprime consumer loans similar to the Consumer Loans and comply in all material respects with all applicable municipal, state or federal laws or regulations; including, the Consumer Financial Services Laws.

4.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly incorporated or organized, validly existing and in good standing (in jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, as applicable, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in such good standing, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated hereby (any such effect or impact, a “Parent Material Adverse Effect”). Parent has not conducted, and prior to the Effective Time will not conduct, any business, and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature, other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(b) Ownership of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Other than the outstanding capital stock of Merger Sub owned by Parent, there are no equity securities of Merger Sub, securities (including purchase rights) of Merger Sub convertible into or exchangeable for shares of capital stock or other voting securities of Merger Sub, or options or other rights to acquire or obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement, and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. Other than shares of capital stock of Merger Sub, Parent holds no equity interests in any other Person.

(c) Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Governmental Filings; No Violations.

(i) Other than the filings, notices, consents, registrations, approvals, permits, licenses and authorizations (A) pursuant to Section 1.3 or (B) with the state authorities set forth on Section 4.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by Parent, Merger Sub or any of their respective Affiliates with, and no consents, registrations, approvals, permits, licenses or authorizations are required to be obtained by Parent, Merger Sub or any of their respective Affiliates from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby, will not, constitute or result in:

(A) a breach or violation of, or a default under, the certificate of incorporation or bylaws (or other governance documents) of Parent or Merger Sub;

(B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Parent or Merger Sub, any Contracts binding upon Parent, any of its Subsidiaries assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 4.2(d)(ii), or any Laws to which Parent or any of its Subsidiaries is subject; or

(C) any change in the rights or obligations of any party under any Contract binding on Parent or any of its Subsidiaries;

except, in the case of each of the foregoing clauses (B) and (C), for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(iii) None of the Persons who may reasonably be considered by the applicable Governmental Entities in connection with any Regulatory Filings and Approvals (including Persons proposed by Parent to be directors and/or officers of the Surviving Corporation or any of its Subsidiaries (but excluding any Persons serving as officers or directors of the Company immediately prior to the Effective Time)) (collectively, the “Relevant Persons”) (A) has been convicted of any felony offense that would, individually or in the aggregate, reasonably be expected to prevent, result in a denial or otherwise materially delay any Regulatory Filings and Approvals set forth on Schedule 6.1(b), (B) has ever abandoned or withdrawn (in each case in response to a communication from a Governmental Entity regarding a likely or impending denial, suspension or revocation of a license under Consumer Financial Services Law) or been denied a license (or an application for a license) or had a license (or an application for a license) suspended or revoked, under any Consumer Financial Services Law, or (C) to Parent’s knowledge, is subject to any investigation under Consumer Financial Services Law. To Parent’s knowledge, there are no facts with respect to any Relevant Person which, if known to any Governmental Entity, would, individually or in the aggregate, be reasonably be expected to prevent, result in a denial or otherwise materially delay any Regulatory Filings and Approvals set forth on Schedule 6.1(b).

(e) Ownership of Shares. None of Parent and its Affiliates is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. None of Parent and its Affiliates beneficially owns any Shares or other securities of the Company or any option, warrants or other rights to acquire Shares or other securities of, or any other economic interest in, the Company.

(f) Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement.

(g) Financing.

(i) Commitment Letter. Concurrently with the execution and delivery of this Agreement, Parent has provided to the Company true, correct and complete copies of an executed commitment letter, dated on or prior to the date hereof, including all exhibits, schedules, annexes and amendments thereto (the “Equity Commitment Letter”), with Parent, pursuant to which (A) Sponsor has committed, subject to the terms and conditions thereof, to make an equity investment in Parent in cash in the amount set forth therein, and (B) the Company is an express third party beneficiary thereof entitled to enforce the Sponsor’s obligations thereunder to the extent provided in Section 8.5(c) hereof (such financing, the “Equity Financing” and, together with any Alternative Financing, collectively, the “Financing”).

(ii) No Amendments. As of the date of this Agreement, (A) the Equity Commitment Letter has not been amended, restated, amended and restated, supplemented or otherwise modified (and no waiver of any provision thereof has been requested or granted); (B) no such amendment, restatement, amendment and restatement, supplement, modification or waiver is contemplated or has been discussed; and (C) the commitment contained therein has not been withdrawn, terminated, reduced, rescinded or amended (and no such withdrawal, termination, reduction, rescission or amendment is contemplated or threatened) in any respect. There are no other Contracts, agreements, side letters or arrangements (oral or written, contingent or otherwise) that would permit the parties to the Equity Commitment Letter to reduce the amount of the Equity Financing, impose additional conditions precedent, or otherwise adversely affect the availability or funding of any portion of the Equity Financing on the Closing Date. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full amount or any portion of the Equity Financing on the terms in the Equity Commitment Letter.

(iii) Sufficiency of Financing. Assuming the conditions set forth in Section 6.1 and Section 6.2 have been satisfied and the Equity Financing is funded in accordance with terms of the Equity Commitment Letter, on the Closing Date, the net proceeds of the Equity Financing will be and Parent will have funds, in the aggregate, sufficient for Parent and Merger Sub to (i) make the payment of all amounts payable pursuant to Article III in connection with or as a result of the Merger or otherwise in connection with the transactions contemplated by this Agreement, including all payments of the aggregate amount of the Merger Consideration and all payments with respect to Company Options and Company RSUs (other than the Rolled Company RSU Awards), and (ii) pay all fees and expenses required to be paid at the Closing by the Company, Parent and Merger Sub in connection with the Closing and the Financing pursuant to this Agreement. In no event shall the receipt by, or the availability of, any funds or financing to Parent or any of its Affiliates or any other financing be a condition to Parent’s obligation to consummate the transactions contemplated by this Agreement.

(iv) Validity. The Equity Commitment Letter (in the form delivered by Parent to the Company concurrently with the execution and delivery of this Agreement) is in full force and effect and constitutes the legal, valid and binding obligation of Parent, Merger Sub and each of the other parties thereto, and enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with its terms. Sponsor has the unconditional right to (x) call the capital required to fund all of its obligations under the Equity Commitment Letter, and (y) cause all such capital calls to be funded, by its partners and investors who, to Parent’s knowledge, as of the date hereof have the cash or rights to acquire the cash sufficient to honor such capital calls. As of the date of this Agreement, assuming the conditions set forth in Section 6.1 and Section 6.2 have been satisfied, Parent has no reason to believe that any of the conditions set forth in the Equity Commitment Letter will not be satisfied on a timely basis, and Parent has no reason to believe that any portion of the Equity Financing will not be available to Parent or Merger Sub to consummate the Closing on the Closing Date.

(h) Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, any Subsidiary of Parent, or any property or asset of Parent or any Subsidiary of Parent, before any Governmental Entity that (i) if adversely determined, individually, or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect or (ii) seeks to materially delay or prevent the consummation of any transaction contemplated by this Agreement. Neither Parent nor any Subsidiary of Parent nor any property or asset of Parent or any Subsidiary of Parent is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent or Merger Sub, continuing investigation by, any Governmental Entity, or any Law that would reasonably be expected to have a Parent Material Adverse Effect.

(i) Solvency. (i) Parent is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation, Parent, Merger Sub, Sponsor or any of their respective Affiliates. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects and that the Company, on a consolidated basis, is Solvent immediately prior to the Effective Time, at and immediately after the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation) and Sponsor: (A) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due), (B) will have adequate capital and liquidity with which to engage in their businesses and (C) will not have incurred and do not plan to incur debts beyond their respective abilities to pay as they mature or become due. (ii) As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article III in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Affiliates in connection therewith), in each case assuming the accuracy of the representations and warranties of the Company in this Agreement and compliance by the Company with Sections 5.1(b)(vi) and (ix), in each case in all material respects, and assuming that the Equity Financing is funded in accordance with the Equity Commitment Letter, (A) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (x) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (y) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debs become absolute and mature; (B) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged; and (C) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature.

(j) Certain Arrangements. Except as set forth in Section 4.2(j) of the Parent Disclosure Letter, there are no Contracts, undertakings, commitments, or understandings, whether written or oral and whether or not legally binding, between Parent, Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company’s board of directors or any stockholder of the Company, on the other hand, (i) relating in any way to the Merger or any other transaction contemplated by this Agreement or to the management of the Surviving Corporation after the Effective Time or (ii) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or agrees to vote in favor of this Agreement and the Merger and other transactions or agrees to vote against or otherwise oppose any Company Acquisition Proposal.

(k) Limited Guarantee. The Limited Guarantee has been duly executed and delivered by Sponsor and constitutes the legal, valid and binding obligation of Sponsor enforceable against Sponsor in accordance with its terms, subject to the Bankruptcy and Equity Exception. Sponsor has the unconditional right to (x) call the capital required to fund all of its obligations under the Limited Guarantee, and (y) cause all such capital calls to be funded, by its partners and investors who, to Parent’s knowledge, as of the date hereof have the cash or rights to acquire the cash sufficient to honor such capital calls. As of the date hereof, Parent has no reason to believe that the obligations of Sponsor under the Limited Guarantee, if and when applicable in accordance with the terms thereof, will not be satisfied pursuant to the terms of this Agreement.

(l) Proxy Statement. None of the information with respect to Parent or Merger Sub that Parent or any of its Representatives or Financing Sources furnishes in writing to the Company expressly for use or incorporation in the Company Proxy Statement, will, on the date such Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.3 No Other Representations and Warranties.

(a) Except for the representations and warranties of the Company contained in Section 4.1 or in any certificate delivered by Company pursuant to Section 6.2(b), Parent and Merger Sub acknowledge that none of the Company or any of its Affiliates or such parties’ respective Representatives, nor any other person on behalf thereof, makes, and that none of Parent or Merger Sub (or any of their Affiliates) or their respective Representatives or Financing Sources has relied upon, or is entitled to rely upon, any other express or implied representation or warranty with respect to the Company or any of its Affiliates or with respect to any other information provided or made available by them or on their behalf to Parent or Merger Sub (or any of their Affiliates) or their respective Representatives or Financing Sources in connection with this Agreement (and including as to the correctness or completeness of any such information), including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub (or any of their Affiliates) or their respective Representatives or Financing Sources in certain “data rooms” or management presentations or meetings in expectation of the transactions contemplated hereby.

(b) Except for the representations and warranties of Parent and Merger Sub contained in Section 4.2 or in any certificate delivered by Parent pursuant to Section 6.3(b), and for any representations and warranties of Sponsor made in any Equity Commitment Letter or the Limited Guarantee, the Company acknowledges that none of Parent or Merger Sub or any of their respective Affiliates or such parties’ respective Representatives, nor any other person on behalf of Parent or Merger Sub, makes, and the Company has not relied upon, or is entitled to rely upon, any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Affiliates or with respect to any other information provided or made available by them or on their behalf to the Company or its Representatives in connection with this Agreement (and including as to the correctness or completeness of any such information).

ARTICLE V

Covenants

5.1 Interim Operations.

(a) After the date of this Agreement and prior to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as Parent shall otherwise consent (such consent not to be unreasonably withheld, delayed or conditioned and such consent to be deemed given if Parent provides no written response within 3 business days after a written request by the Company for such consent) or request, (ii) as otherwise expressly contemplated by this Agreement, (iii) as required by applicable Laws, (iv) as set forth in Section 5.1 of the Company Disclosure Letter or (v) as necessary to comply with the express obligations of any Company Material Contract in effect on the date hereof (the exceptions described in the foregoing clauses (i) through (v), each, a “General Exception”), the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries’ business in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, it shall, and it shall cause its Subsidiaries to, use its and their respective commercially reasonable efforts to preserve their business organizations; provided, that, no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of Section 5.1 unless such action or omission would constitute a breach of such provision of Section 5.1(b).

(b) Without limiting the generality of and in furtherance of the foregoing but subject to the proviso in Section 5.1(a), from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except pursuant to a General Exception, the Company will not and will not permit its Subsidiaries to:

(i) adopt any change in the Company’s or any Subsidiary’s certificate of incorporation or bylaws or comparable governing documents;

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person (except for any such transaction among its wholly owned subsidiaries), restructure, reorganize or completely or partially liquidate;

(iii) other than (A) in connection with the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof and in accordance with the terms thereof (including sales of Shares in order to satisfy tax withholding obligations) or (B) as disclosed in Section 5.1(b)(iii) of the Company Disclosure Letter, issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance by it or any of its Subsidiaries of, any shares of its capital stock or of any its Subsidiaries (other than the issuance of shares by its wholly-owned Subsidiary to it or another of its wholly-owned Subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to it or to any other direct or indirect wholly-owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(v) other than (A) acquisitions of Shares tendered by holders of Company Equity Awards outstanding as of the date hereof and in accordance with the terms thereof, in order to satisfy obligations to pay the exercise price and/or tax withholding obligation with respect thereto, and (B) the acquisition by the Company of Shares in connection with the forfeiture of Company Equity Awards, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or securities convertible or exchangeable into or exercisable for any shares of the Company’s capital stock;

(vi) (A) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or of any of its Subsidiaries, except for (x) (1) indebtedness incurred in the ordinary course of business under its credit agreements and facilities as in effect on the date of this Agreement, including under the Sub Debt Facility or (2) as necessary to operate the business in the ordinary course of business consistent with past practices, or (y) interest rate swaps on customary commercial terms, (B) except for credit default protection provided in connection with services and products in the ordinary course of business consistent with past practice, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any of its Subsidiaries) or (C) enter into any arrangement having the economic effect of any of the foregoing clause (A) or (B);

(vii) except as may be required by GAAP or any other applicable accounting standard (including the Current Expected Credit Loss accounting standard), make any material changes with respect to accounting policies or procedures;

(viii) other than in the ordinary course of business, (A) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Audited Company Balance Sheet (or most recent consolidated balance sheet included in the Company Reports), (B) make, change or revoke any material Tax election, material method of Tax accounting or any annual Tax accounting period, (C) amend any material Tax Returns or file claims for material Tax refunds, or (D) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(ix) transfer, sell, lease, exclusively license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse (except with respect to patents expiring in accordance with their terms) or expire or otherwise dispose of any of its material assets, product lines or businesses or of its Subsidiaries, including capital stock of any of its Subsidiaries, except (A) in connection with services and products provided in the ordinary course of business consistent with past practice and sales of obsolete assets, (B) incurrence of Permitted Liens, (C) for assets with a fair market value not in excess of $350,000 in the aggregate, in the ordinary course of business consistent with past practice, or (D) pursuant to Contracts in effect prior to the date of this Agreement;

(x) other than (A) as set forth on Section 5.1(b)(x) of the Company Disclosure Letter, or (B) as required by any Company Benefit Plan in effect on the date of this Agreement, (1) materially increase any compensation or benefit provided or to be provided to any current or former employee or other service provider of the Company or any of its Subsidiaries, (2) enter into or adopt any new Company Benefit Plan or amend in any material respect or terminate any Company Benefit Plan except for routine amendments or renewals of health and welfare plans in the ordinary course of business consistent with past practice, or (3) accelerate the funding or vesting of any material compensation or benefit;

(xi) except in connection with services and products provided in the ordinary course of business consistent with past practices or pursuant to Contracts, copies of which shall be publicly filed with the SEC or shall have been provided to Parent, in effect prior to the date of this Agreement, (A) acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or (B) except in favor of its Subsidiaries, make any loans, advances, or capital contributions to or investments in any Person (other than advances of expenses to employees in the ordinary course of business and loans and other credit products to and for the Company’s commercial counterparties);

(xii) other than (A) in the ordinary course of business consistent with past practice or (B) as permitted under Section 5.1(b)(iii), 5.1(b)(v) or 5.1(b)(x), enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material real property or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material real property hereunder;

(xiii) settle or compromise any Action involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $350,000 in the aggregate (not including any amounts payable or reimbursable by insurance), other than (A) any Action brought against or by Parent, Merger Sub, Sponsor or any of their respective Affiliates and Financing Sources arising out of a breach or alleged breach of this Agreement, the Confidentiality Agreement, the Equity Commitment Letter or the Limited Guarantee, and (B) the settlement of claims, liabilities, or obligations specifically reserved against on the Audited Company Balance Sheet (or most recent consolidated balance sheet included in the Company Reports) in an amount not in excess of the specific reserve with respect to such claim, liability or obligation; provided, that, neither the Company nor any of its Subsidiaries shall settle or agree to settle any Action which settlement involves a conduct remedy or injunctive or similar relief that has a material restrictive impact on the Company’s business;

(xiv) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract, in each case with respect to any joint venture, strategic partnership, or alliance (excluding, for avoidance of doubt, strategic relationships not involving equity, alliances, reseller agreements, and relationships that are commercial in nature);

(xv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy except in the ordinary course of business or if such material insurance policy is replaced by a substantially comparable policy; or

(xvi) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time in violation of applicable Law. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

5.2 Acquisition Proposals.

(a) No Solicitation or Negotiation.

(i) No Solicitation or Negotiation by the Company. Except as permitted by this Section 5.2, the Company and each of its Subsidiaries shall not, and shall (a) cause each of its and its Subsidiaries’ directors, officers and employees and (b) use its reasonable best efforts to direct each of its other Representatives not to, directly or indirectly:

(A) initiate or solicit any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(B) engage in any discussions or negotiations regarding, or provide any non-public information to any Person relating to, any Company Acquisition Proposal or any other proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal;

(C) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, except to allow a Company Acquisition Proposal to be made to the Company on a confidential basis; or

(D) otherwise knowingly facilitate or knowingly encourage any effort or attempt to make a Company Acquisition Proposal.

(ii) Window Shop. Notwithstanding anything to the contrary set forth in Section 5.1 or this Section 5.2, prior to the time, but not after, the Requisite Company Vote is obtained, the Company (x) may contact and engage in discussions with any Person regarding any inquiry, proposal or offer made by such Person that did not result from a breach of Section 5.2(a)(i), solely for the purpose of clarifying or understanding (but for the avoidance of doubt not accepting or negotiating) the terms and conditions of such inquiry, proposal or offer, (y) may inform any Person making any written Company Acquisition Proposal or any other inquiry, proposal or offer of the restrictions of this Section 5.2, and (z) further, if the Company receives a written Company Acquisition Proposal, which Company Acquisition Proposal did not result from a breach of Section 5.2(a)(i), may, subject to the restrictions of this Section 5.2(a)(ii):

(A) enter into a confidentiality agreement containing substantive terms no less restrictive in any material respect to the counterparty than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making or amendment of a Company Acquisition Proposal and may permit such Person to provide to its actual and potential financing sources any information provided to such Person) (such an agreement, including any such agreement existing prior to the date hereof or entered into pursuant to this clause (A), an “Acceptable Confidentiality Agreement”) with any Person making a Company Acquisition Proposal and, in response to a request therefor by any such Person, furnish information pursuant to an Acceptable Confidentiality Agreement with respect to the Company and its Subsidiaries to such Person (and its Representatives and actual and potential financing sources and their Representatives) (provided, that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with it being provided to such Person); and

(B) engage or participate in discussions or negotiations with the Person who has made such Company Acquisition Proposal (and such Person’s Representatives and actual and potential financing sources and their Representatives);

if, prior to taking any action described in clause (A) or (B) above, the board of directors of the Company (or any committee thereof) determines in good faith, after consultation with its outside legal counsel and financial advisor, that (x) failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law, and (y) such Company Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(b) No Change in Company Recommendation or Company Alternative Acquisition Agreement.

(i) Except as permitted by this Section 5.2, neither the board of directors of the Company nor any committee thereof shall (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement; (C) adopt, authorize, approve, accept, endorse, declare advisable or recommend a Company Acquisition Proposal, or publicly propose to adopt, authorize, approve, accept, endorse, declare advisable or recommend a Company Acquisition Proposal; (D) submit to a vote of the Company stockholders or publicly recommend any Company Acquisition Proposal; (E) make any public recommendation in support of a tender or exchange offer that constitutes a Company Acquisition Proposal or fail to recommend against such a tender or exchange offer within ten (10) business days of the commencement (as such term is defined in Rule 14d-2 of the Exchange Act) thereof; or (F) agree to take any of the foregoing actions (any action described in clauses (A) through (F), “Company Change of Recommendation”).

(ii) Except as permitted by this Section 5.2, the Company shall not, and shall cause its Subsidiaries not to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other agreement constituting, or that would reasonably be expected to lead to, a Company Acquisition Proposal, other than an Acceptable Confidentiality Agreement referred to in Section 5.2(a) entered into by the Company in compliance with Section 5.2(a) (a “Company Alternative Acquisition Agreement”).

(iii) Notwithstanding the foregoing or anything to the contrary in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company (or any authorized committee thereof) may effect a Company Change of Recommendation in response to an Intervening Event if the board of directors of the Company (or any authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so could reasonably be expected to be inconsistent with its fiduciary duties under appliable Law; provided, that prior to effecting such Company Change of Recommendation,

(A) the Company has given Parent at least three (3) business days prior written notice advising Parent that the Company intends to take such action and the basis therefor, which notice shall describe such Intervening Event;

(B) the Company has negotiated, caused its directors and officers, and has directed its other Representatives, to negotiate, in good faith with Parent, during such notice period, to the extent Parent has timely notified the Company in writing (and in any event, such written notification was provided by Parent to the Company not more than 24 hours after receiving the written notice from the Company in clause (A) above) that it wishes to negotiate, regarding any binding offer made by Parent during such notice period to revise the terms of this Agreement such that it would cause such Intervening Event to no longer warrant a Company Change of Recommendation; and

(C) following the end of such notice period, the Company’s board of directors (or any authorized committee thereof) shall have considered in good faith any binding offer made in writing by Parent pursuant to the preceding clause (B) and shall have determined that, even if the provision in such binding offer were to be given effect, the failure to effect a Company Change of Recommendation in response to such Intervening Event could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(iv) Notwithstanding the foregoing or anything to the contrary in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, if the Company receives a Company Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 5.2(a)(i) and that the board of directors of the Company (or any authorized committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the board of directors of the Company (or any authorized committee thereof) may, if the board of directors of the Company (or any authorized committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel), that failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, (1) effect a Company Change of Recommendation with respect to such Company Acquisition Proposal and/or (2) cause the Company to terminate this Agreement pursuant to Section 7.3(a) and cause the Company to enter into one or more Company Alternative Acquisition Agreements with respect to such Superior Proposal; provided, that the Company shall not be entitled to take any action set forth in clause (1) or (2) unless:

(A) the Company has given Parent at least three (3) business days prior written notice advising Parent that the Company intends to take such action and the basis therefor, which notice shall state that the Company has received a Company Acquisition Proposal that the Company’s board of directors intends to declare a Superior Proposal and shall include the material terms thereof, the identity of the Person making such Company Acquisition Proposal, the most current version of any proposed agreement for such Superior Proposal, and any related material ancillary agreements, including any definitive financing commitments to the extent provided by the relevant party in connection with the Superior Proposal; it being understood that any revision or amendment to the financial or other material terms of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new written notice and notice period; provided, that such new notice period shall be one (1) business days and it being understood that there may be multiple new notice periods;

(B) the Company has negotiated, and caused its directors and officers, and has directed its other Representatives, to negotiate, in good faith with Parent, during such notice period, to the extent Parent has timely notified the Company in writing (and in any event, such written notification was provided by Parent to the Company not more than 24 hours after receiving the written notice from the Company in clause (A) above) that it wishes to negotiate, regarding any binding offer made by Parent during such notice period to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, and

(C) following the end of such notice period, the Company’s board of directors (or any authorized committee thereof) shall have considered in good faith any binding offer made in writing by Parent pursuant to the preceding clause (B) and shall have determined that, even if the provision in such binding offer were to be given effect, the Company Acquisition Proposal (after giving effect to any revision or amendment) would continue to constitute a Superior Proposal; and

provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.3(a) and, to the extent required under the terms of this Agreement, the Company pays or causes to be paid to Parent the Company Termination Fee in accordance with Section 7.5(b) so long as Parent has provided the Company with wire instructions for such payment.

(c) Certain Permitted Disclosure. Nothing contained in this Section 5.2 or otherwise in this Agreement shall be deemed to prohibit the Company from complying with its disclosure obligations under U.S. federal or state Law or from making any disclosure to the holders of Shares that the board of directors of the Company (or any committee thereof) has determined, after consultation with its outside legal counsel, if not made could reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable Law; provided that in no event shall the foregoing be deemed to permit the Company or the Company’s board of directors or any committee thereof to make a Company Change of Recommendation other than in accordance with Section 5.2(b).

(d) Existing Discussions. The Company and each of its Subsidiaries shall, and shall (a) cause each of its and its Subsidiaries’ directors, officers and employees and (b) direct each of its other Representatives, to immediately cease and terminate any existing discussions or negotiations being engaged in by them with any third parties with respect to any Company Acquisition Proposal or any other offer, inquiry, or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, except for discussions or negotiations otherwise permitted under Section 5.2.

(e) Notice. The Company shall promptly (and, in any event, within 48 hours) notify Parent in writing of any inquiries, proposals, offers or requests for non-public information regarding the Company or access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, in each case that would reasonably be expected to result in a Company Acquisition Proposal, received by the Company or its Subsidiaries or, to the knowledge of the Company, any of its Representatives, indicating, in connection with such notice, the name of the Person making such inquiry, proposal, offer or request and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written proposals or offers, including proposed agreements). The Company thereafter shall keep Parent informed in all material respects on a reasonably current basis of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any material amendments as to price, proposed financing, and other material terms thereof.

5.3 Proxy Filing; Information Supplied.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event no later than January 10, 2023), the Company shall prepare and file with the SEC a proxy statement in connection with the Merger (including any amendments and supplements thereto, the “Proxy Statement”). Parent, Merger Sub, and the Company will cooperate and consult with each other in the preparation of the Proxy Statement, and subject to Section 5.2, the Company must include the Company Recommendation in the Proxy Statement. As promptly as reasonably practicable following the later of (i) receipt and resolution of SEC comments with respect to the Proxy Statement and (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file the definitive Proxy Statement and cause the definitive Proxy Statement to be mailed to the Company’s stockholders. Each of the Company and Parent will cause all documents that it (or, in the case of Parent, any of Parent’s Affiliates) is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (A) comply as to form with all applicable SEC requirements and (B) otherwise comply in all material respects with applicable Law; provided, that, any failure of the Company to comply with the foregoing with respect to the preliminary Proxy Statement that is corrected in the definitive Proxy Statement shall not be deemed a breach of this covenant; and provided, further, that the Company shall not be responsible for information supplied by or relating to Parent or any of its Affiliates or Financing Sources. Parent shall furnish to the Company promptly all information regarding Parent and its Affiliates and Financing Sources that may be required (pursuant to the Exchange Act and other applicable Laws) to be set forth in the Proxy Statement. Each of Parent, Merger Sub, and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading and the Company shall promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction.

(b) Each of the Company and Parent agrees to consult with the other (and Parent shall cause its Affiliates to consult with the Company) prior to providing substantive responses to SEC comments with respect to the Proxy Statement or any other document that it (or, in the case of Parent, any of Parent’s Affiliates) is responsible for filing with the SEC in connection with the Merger. Each of the Company and Parent shall as soon as reasonably practicable: (i) notify the other of the receipt by it (or, in the case of Parent, any of its Affiliates) of any comments from the SEC with respect to the Proxy Statement or any other document that it (or, the case of Parent, any of its Affiliates) is required to file with the SEC in connection with the Merger, and any request by the SEC for any amendment to the Proxy Statement or any other such document or for additional information; and (ii) except to the extent relating to a Company Acquisition Proposal, provide the other with copies of all written correspondence on substantive matters between it (or, in the case of Parent, any of its Affiliates) and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or any other document that it (or, the case of Parent, any of its Affiliates) is required to file with the SEC in connection with the Merger. Except with respect to any Company Acquisition Proposal or as otherwise provided in Section 5.2, prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC, each of the Company and Parent shall provide the other with the reasonable opportunity to review and comment on each such filing in advance and shall consider in good faith the incorporation of any changes in such filings reasonably proposed by the other.

5.4 Stockholders Meeting.

(a) Subject to the provisions of Section 7.3(a), the Company will take, in accordance with applicable Law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Shares (the “Company Stockholders Meeting”) as promptly as reasonably practicable after the Proxy Statement is mailed in accordance with Section 5.3(a) to consider and vote upon the adoption of this Agreement and to cause such vote to be taken. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless (i) there are holders of insufficient Shares present or represented by a proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting, (ii) the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law (including any requirement under applicable fiduciary duties as determined by the board of directors of the Company (or any authorized committee thereof) in good faith after consultation with outside counsel to give the holders of Shares sufficient time to evaluate any information that the Company has sent or is otherwise made available to the holders of Shares) or a request from the SEC or its staff or (iii) the board of directors of the Company (or any authorized committee thereof) has determined that additional time is needed to allow the Company to solicit proxies from the holders of Shares; provided, further, that the Company shall not postpone or adjourn the Company Stockholders Meeting to a date that is in the aggregate more than forty five (45) days after the date for which the Company Stockholders Meeting was originally scheduled (other than, following consultation with Parent, any adjournments or postponements required by applicable Law or a request from the SEC or its staff). Subject to Section 5.2, the Company’s board of directors shall recommend such adoption and shall use commercially reasonable efforts to solicit such approval.

(b) Without limiting the generality of the foregoing, but subject to the Company’s ability to terminate this Agreement pursuant to Section 7.3(a), the Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 5.4 shall not be affected by the making by it of a Company Change of Recommendation, and its obligations pursuant to this Section 5.4 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Acquisition Proposal or other proposal or other event.

5.5 Filings; Other Actions; Notification.

(a) Filings. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall reasonably cooperate with each other and use (and shall cause their respective Subsidiaries and, in the case of Parent, Affiliates, to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, including making or obtaining as applicable the Regulatory Filings and Approvals. Each of the Company and Parent agree to make, or to cause to be made, all Regulatory Filings and Approvals required to be made by them as promptly as practicable after the date of this Agreement, and without limiting the generality of the foregoing, the parties shall take such actions to be set forth in Schedule 5.5(a), which schedule shall be prepared and mutually agreed by the parties as promptly as practicable following the date hereof and shall identify the undertakings required of each party with respect to the Regulatory Filings and Approvals and timelines for such undertakings. Each of the Company and Parent further agree to consult with each other on a regular basis or as reasonably requested by the other party regarding the process for making and obtaining the Regulatory Filings and Approvals, including to determine the appropriate responses to any requests or other responses (or the absence of responses), from any applicable third party or Governmental Entity, balancing the likely consequences of any delays in obtaining against the likely consequences of the failure to obtain any such approvals, including any conditions, restrictions or other requests or requirements by a Governmental Entity or other third party in connection with any Regulatory Filing or Approval; provided, that nothing in this Section 5.5 shall act as a waiver of any Regulatory Filings and Approvals set forth on Schedule 6.1(b) as a condition to closing.

(b) Cooperation. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in the Regulatory Filings and Approvals or any other submission made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company or Parent may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party as “outside counsel only.” Such materials so designated and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(d) Communications. Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall promptly furnish the other with copies (or summaries of substantive oral communications) of written notices or other substantive communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated hereby. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents or Financing Sources to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Joint Actions. Without limiting the generality of the undertakings pursuant to this Section 5.5, Parent and the Company shall use commercially reasonably efforts to promptly:

(i) provide or cause to be provided to each Governmental Entity set forth on Section 4.1(d)(i) of the Company Disclosure Letter, and to each other third party whose approval is included within the Regulatory Filings and Approvals, of all information and documents required or reasonably requested by such Governmental Entity or such third party, including in connection with the Regulatory Filings and Approvals, as promptly as possible;

(ii) take or cause to be taken any actions necessary to make or obtain each of the Regulatory Filings and Approvals, including (1) pursuing all Regulatory Filings and Approvals and (2) with respect to Parent, replacing any proposed director or officer of Parent, the Surviving Corporation or any of its Subsidiaries; provided, that nothing in this Section 5.5(e)(ii) shall require Parent to remove the individuals set forth in Schedule 5.5(e)(ii) from the board of directors of either Parent or the Surviving Corporation and such requirement shall constitute a Burdensome Condition for purpose of Section 6.1(b); and

(iii) in the event of any Actions that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially delay, restrain, prevent, enjoin or otherwise prohibit (A) the satisfaction of the condition set forth in Section 6.1(b) or Section 6.1(c) or (B) the consummation of the Merger or the other transactions contemplated by this Agreement, to take or cause to be taken any actions to have vacated, lifted, reversed or overturned, such Actions so as to permit the consummation of the Merger and the other transactions contemplated by this Agreement on a schedule as close as possible to that contemplated by this Agreement

(f) Prohibited Parent Actions. During the period from the date of this Agreement to the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries or the Sponsor or any of its or their respective Affiliates to, consummate, enter into any agreement providing for or announce any investment, acquisition, disposition, divestiture, business combination or other similar transaction, or enter into any new line of business, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or otherwise prevent or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

5.6 Access and Reports. Subject to applicable Law and solely for the purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s and its Subsidiaries’ employees, properties, books and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including, if legally permitted, access to records pertaining to any examinations of the Company or its Subsidiaries conducted within the past three years by the Consumer Financial Protection Bureau or any state regulatory agency; provided, that no investigation pursuant to this Section 5.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose any legally privileged information of the Company or any of its Subsidiaries or (iii) to disclose any information reasonably pertinent to any Action between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. All requests for information made pursuant to this Section 5.6 shall be directed to the executive officer or other Person designated for such purpose by the Company. All such information shall be governed by the terms of the Confidentiality Agreement (which shall be applicable to Parent and Merger Sub as if they were parties thereto), and Parent and the Company shall cause their respective Representatives to comply with the terms of the Confidentiality Agreement.

5.7 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

5.8 Publicity. The initial press release regarding the Merger shall be a joint press release issuance agreed by the Company and Parent; provided that the Company may also, separately, issue its own press release so long as (i) such release is not inconsistent with the joint press release and (ii) Parent has been provided a reasonable opportunity to review in advance of the issuances of such press release. Thereafter, neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, shall issue any press release or make any other public announcement with respect to the Merger and the other transactions contemplated by this Agreement without the prior written consent of the other (such consent not to be unreasonably withheld or delayed), except to the extent the information contained therein relating to the Merger and the other transactions contemplated hereby is substantially consistent with (A) information included in the initial press release or a press release or other public announcement to which Parent or Merger Sub (in the case of the Company) or the Company (in the case of Parent or the Merger Sub), as applicable, has previously consented to, or (B) a communications plan approved in writing by the Company and Parent, and further except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Entity, provided, that the foregoing restriction shall not apply to (a) any press release or other public announcement made or proposed to be made by the Company solely to the extent related to a Company Acquisition Proposal or Company Change of Recommendation to the extent not expressly prohibited pursuant to Section 5.2, or (b) communications by the Company to its employees.

5.9 Employee Benefits.

(a) Except as otherwise set forth herein, Parent shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date of this Agreement. For the avoidance of doubt, the Merger, if consummated, will constitute a change in control (or term of like import) for purposes of all Company Benefit Plans.

(b) For a period of twelve months following the Effective Time (the “Protection Period”), Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries who continues to be employed by Parent, the Surviving Corporation or any Affiliate thereof (each, a “Continuing Employee”) (i) base compensation or hourly wages no less favorable than that in effect immediately prior to the Effective Time, (ii) target and maximum bonus, commission and equity compensation opportunities that, in each case, are no less favorable than those in effect immediately prior to the Effective Time, and (iii) other compensation and employee benefits that are substantially similar in the aggregate to those provided to such employee immediately prior to the Effective Time. In addition, during the Protection Period, Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries severance payments and benefits that are no less favorable than the severance payments and benefits provided to such employee immediately prior to the Effective Time.

(c) For all purposes under the benefit plans and arrangements of Parent and its Subsidiaries covering any Continuing Employee (the “New Plans”), Parent shall cause such Continuing Employee to be credited with his or her years of service with the Company and its Subsidiaries (including, in each case, their predecessors including Think Finance, Inc.) before the Effective Time for all purposes (including purposes of vesting, eligibility to participate and level of benefits), provided that the foregoing shall not apply to the extent that is application would result in a duplication of benefits. In addition, Parent shall cause each Continuing Employee, to be immediately eligible to participate, without any waiting time, in all New Plans that are welfare benefit plans to the extent coverage under such New Plan replaces or is intended to replace coverage under a comparable Company Benefit Plan (such plans, collectively, the “Old Plans”). In addition, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such persons. In addition, any eligible expenses incurred by any Continuing Employee under an Old Plan shall be taken into account under the corresponding New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such persons.

(d) Each annual cash-based incentive award in respect of the calendar year preceding the calendar year in which the Closing occurs that was earned based on performance in such prior calendar year (as determined by the Company prior to Closing) that is not yet paid as of the Effective Time shall be paid no later than the second (2nd) regularly scheduled payroll date of the Surviving Corporation following the Effective Time. Additionally, Parent shall pay, or cause the Surviving Corporation to pay, to each employee who was employed by the Company or its Subsidiaries as of the Closing Date, a pro-rata portion of any annual cash-based incentive award for the performance period during which the Effective Time occurs, in an amount equal to the product obtained by multiplying (i) such employee’s full annual incentive entitlement for the applicable performance period in which the Effective Time occurs, based on deemed performance at “maximum” (or term of similar import) levels by (ii) a fraction, the numerator of which is the number of days that have elapsed from the beginning of such performance period through the Effective Time and the denominator of which is the total number of calendar days during such performance period. Such prorated cash incentive award shall be paid to the employee by the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay such prorated cash bonus) no later than the second (2nd) regularly scheduled payroll date of the Surviving Corporation following the Effective Time. Parent shall provide, or cause the Surviving Corporation to provide, annual cash-based incentive opportunities to the Continuing Employees for the remainder of the applicable performance period in which the Effective Time occurs in accordance with Section 5.9(b).

(e) If requested by Parent no later than ten (10) business days prior to the Closing Date, the Company shall take all necessary actions to terminate the Company’s tax qualified retirement plan (the “Company 401(k) Plan”) to be effective no later than at least one (1) business day prior to the Closing Date. The Company shall reasonably cooperate with Parent in connection with the termination of the Company 401(k) Plan, notify Parent prior to taking any material actions related to the termination of the Company 401(k) Plan, and provide Parent with a reasonable opportunity to review and provide input with respect to any documents, filings, or agreements entered into, or any material actions undertaken, to terminate the Company 401(k) Plan. If the Company 401(k) Plan is terminated as provided herein, then as soon as reasonably practicable following the Closing Date, Parent shall designate a defined contribution pension plan of Parent (or an affiliate of Parent) with a qualified cash or deferred arrangement under Section 401(k) of the Code (a “Parent 401(k) Plan”) that will cover the Continuing Employees after the Closing Date, to the extent a Continuing Employee elects to become a participant in such Parent 401(k) Plan. Parent shall take all commercially reasonable actions to cause the Parent 401(k) Plan to accept the direct rollover of distributions (including outstanding loans) from the Company 401(k) Plan with respect to any such Continuing Employee who elects such a rollover in accordance with the terms of the Company 401(k) Plan and the Code.

(f) No later than three (3) business days prior to the Closing Date, Parent shall take all commercially reasonable actions to adopt an equity based, long-term incentive plan (the “New LTIP”), to be effective no later than the Closing Date, which New LTIP shall include, among other things, terms and conditions that will apply to the Rolled Company RSUs in accordance with Code Section 409A and the Treasury Regulations and other authoritative guidance issued thereunder. Parent shall provide the Company with a reasonable opportunity to review the New LTIP and form of rollover restricted stock unit award agreement, and to provide input to Parent with respect to (i) any documents, filings, or agreements entered in connection with the New LTIP, but solely to the extent such input relates to the Rolled Company RSUs, and (ii) the form of rollover restricted stock unit award agreement.

(g) Nothing contained in this Section 5.9 shall (i) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement, (ii) limit the ability of Company, Parent, the Surviving Corporation or any of their respective Subsidiaries to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any third-party beneficiary rights or obligations in any person other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or (iv) limit the right of Company, Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment or service of any employee or other service provider following the Closing Date at any time and for any or no reason.

5.10 Expenses. Except as otherwise provided in Sections 5.15 and 7.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

5.11 Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and the Surviving Corporation agree that (i) all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses), whether asserted or claimed prior to, at or after the Effective Time, in favor of any Indemnified Party as provided in (A) the Company’s certificate of incorporation, (B) the Company’s bylaws, (C) the respective comparable organizational documents of the Company’s Subsidiaries, and (D) any indemnification or other agreements set forth on Section 5.11(a) of the Company Disclosure Letter (clauses (A) through

(D), collectively, the “Indemnification Agreements”) of the Company or any Subsidiary of the Company (in the case of each such Indemnification Agreement, as in effect on the date of this Agreement, or otherwise entered into after the date hereof not in violation of Section 5.1) will survive the Merger and will continue in full force and effect in accordance with their terms until the earlier of the date they expire according to their express terms, or until the expiration of the applicable statute of limitations with respect to, and (ii) the Surviving Corporation and its Subsidiaries shall (and Parent will cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Party from, any claims or potential claims against each Indemnified Party arising out of such acts or omissions (and until such later date as such claims and any proceedings arising therefrom are finally disposed of) or such later date as is provided pursuant to the terms thereof. From and after the Effective Time, Parent and the Surviving Corporation shall comply with and honor, and shall cause their Subsidiaries to comply with and honor, the foregoing obligations set forth in this Section 5.11(a). From and after the Effective Time, Parent and the Surviving Corporation will not amend, repeal or otherwise modify the Charter, the Bylaws or the respective comparable organizational documents of the Company and its Subsidiaries in any manner that could reasonably be expected to adversely affect the rights thereunder of any Indemnified Party with respect to their acts or omissions occurring at or prior to the Effective Time. For purposes hereof, “Indemnified Party” shall mean each future, present and former director, officer and employee of the Company or any of its Subsidiaries (in each case, when acting in such capacity).

(b) Prior to the Effective Time, the Company shall obtain and fully pay for (which payment may be made at the Closing following receipt of funds from Parent pursuant to Section 5.16) “tail” insurance policies with a claims period of at least 6 years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). In the event the Company obtains the “tail policy” in accordance with the preceding sentence, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in effect for a period of at least 6 years from and after the Effective Time. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time for such 6-year period, provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Notwithstanding the foregoing, Parent may, in its sole discretion, upon written notice to the Company, direct the Company to obtain the D&O Insurance policy of Parent’s choosing that satisfies the requirements in the foregoing provisions of this Section 5.11(b).

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.11.

(d) The provisions of this Section 5.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 5.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries or under any applicable Contracts or Laws.

5.12 Other Actions by the Company and Parent.

(a) Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b) Section 16 Matters. The Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3 under the Exchange Act to exempt the disposition of Company Options and Company RSU Awards for Merger Consideration or replacement Parent restricted stock unit awards as set forth in Section 3.4(a) and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement.

5.13 Transaction Litigation. If any Action by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the transactions contemplated by this Agreement or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other party of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof. With respect to Transaction Litigation the applicable party will (a) give the other party the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other party with respect to the defense, settlement and prosecution of any Transaction Litigation. Neither party hereto shall compromise, settle, or come to an arrangement regarding, or agree to compromise settle, or come to an arrangement regarding, any Transaction Litigation unless the other party has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

5.14 Financing.

(a) No Amendments to Equity Financing Commitment. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not (without the prior written consent of the Company) permit any termination, replacement, amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter. Parent shall promptly (and in any event within three (3) business days) notify the Company of any attempted or purported termination of the Equity Commitment Letter or any refusal or stated intent by the Equity Financing Source to provide the full financing contemplated by the Equity Commitment Letter. Any reference in this Agreement to the “Financing” and “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended, modified, supplemented, waived or replaced to the extent permitted hereunder; “Equity Commitment Letter” will include such documents as amended, modified, supplemented, waived or replaced to the extent permitted hereunder.

(b) Taking of Necessary Actions.

(i) Subject to the last sentence of Section 5.14(d), Parent shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain at Closing the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including to (A) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (B) satisfy on a timely basis all conditions to funding in the Equity Commitment Letter; (C) consummate the Equity Financing at or prior to the time the Closing is required to occur pursuant to Section 1.2 assuming the conditions in Section 6.1 and Section 6.2 have been satisfied or waived (except those that by their nature can only be satisfied on or prior to the Closing Date); (D) comply with its obligations pursuant to the Equity Commitment Letter; and (E) enforce its rights pursuant to the Equity Commitment Letter.

(ii) Parent, Merger Sub and the Company shall furnish, and shall cause their respective counsel to furnish, the other parties with any necessary information and, in connection with any Action brought by the Company, reasonable assistance as the others may reasonably request in connection with any lawsuits or other actions that may be filed or taken by any of them against the Sponsor or any other Equity Financing Source arising out of this Agreement, the Equity Commitment Letter, the Limited Guarantee, the transactions contemplated hereby or thereby and/or any related matter.

(c) In the event that all conditions to the Financing have been satisfied or waived, each of Parent and Merger Sub shall, and shall cause their Affiliates to, and shall cause its, and shall cause their Affiliates to cause their, respective directors, officers, and employees to, and shall direct its, and shall cause their Affiliates to direct their, agents (including financial and legal advisors) and other advisors and Representatives to, cause the Financing Sources to fund the Financing required to consummate the transactions contemplated hereby and to pay related fees and expenses on the Closing Date, including by promptly exercising all rights and remedies and commencing and fully pursuing all causes of action for specific performance and other relief that may be available to Parent or Merger Sub, including in connection with any actual or threatened breach in writing by the Financing Sources of their obligations in connection with the Financing.

(d) Alternative Financing. In furtherance and not in limitation of the foregoing provisions, if (i) Parent determines to seek to obtain any alternative financing from an Affiliate of Parent or Sponsor in connection with the closing of the transactions contemplated by this Agreement or (ii) any portion of the Equity Financing otherwise becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letter or the definitive documents related to the Equity Financing for any reason, then Parent (in addition to complying with its other obligations under this Section 5.14) shall promptly notify the Company, indicating the reasons therefor and shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event alternative financing from alternative sources in an amount at least equal to the Equity Financing or such unavailable portion thereof, as the case may be (the “Alternative Financing”) and Parent shall use its reasonable best efforts to obtain one or more new financing commitment letters with respect to any such Alternative Financing (the “New Commitment Letters”); provided, that in the case of clause (i), Parent may elect in its sole discretion to reject the terms and conditions of any such Alternative Financing and abandon pursuit thereof and not obtain a New Commitment Letter. Parent shall promptly provide a true, correct, complete and executed copy of any New Commitment Letters (and if applicable, any fee letter in connection therewith, which may be delivered with the fee amounts, “flex” terms and other commercially sensitive information redacted in a customary manner so long as no redaction covers terms that would adversely affect the amount, conditionality, availability or termination of the Alternative Financing) to the Company. In the event that any New Commitment Letters are obtained and except for purposes of Section 4.2(g), (A) any reference in this Agreement to the “Financing Commitments” shall be deemed to include the Equity Commitment Letter to the extent not superseded by a New Commitment Letter at the time in question and any New Commitment Letters, as applicable, to the extent then in effect; and (B) any reference in this Agreement to the “Financing” shall mean the financing contemplated by the Equity Commitment Letter as modified pursuant to the foregoing. The obligations of Parent with respect to, and the obligations of Sponsor pursuant to, the Equity Commitment Letter shall not be affected by any Alternative Financing, provided, that if, at the Closing, cash is actually provided by such Alternative Financing, then Sponsor shall not be required to provide funding under the Equity Commitment Letter to the extent of such actually provided cash.

(e) Without the Company’s prior written consent, neither Parent nor Merger Sub shall directly or indirectly take any action that would or would reasonably be expected to result in any portion of the Financing not being available.

5.15 Financing Cooperation.

(a) Cooperation. Prior to the Closing Date and until termination of this Agreement and subject to the terms and conditions of this Section 5.15, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries and shall request its applicable Representatives to use its respective commercially reasonable efforts, in each case at Parent’s sole expense, to provide Parent with cooperation reasonably requested by Parent that is necessary to assist Parent in connection with any Alternative Financing, including using commercially reasonable efforts in connection with:

(i) making senior management and advisors of the Company and its Subsidiaries available to participate in a reasonable number of meetings, presentations, and due diligence sessions with proposed lenders at reasonable times;

(ii) furnishing Parent and its Alternative Financing Source with (A) financial information derived from the historical books and records of the Company and its Subsidiaries as reasonably requested by Parent and required to allow Parent, at its sole expense, to prepare (1) materials for presentations, confidential information memoranda, and bank information memoranda customary or required in connection with any Financing and (2) customary pro forma financial statements reflecting the Closing and the Financing (it being understood that nothing in this Section 5.15 shall require the Company and its Subsidiaries to prepare any pro forma financial statements), and (B) financial and other pertinent information relating to the Company and its Subsidiaries reasonably requested by the Financing Source as is reasonably necessary for the completion of the Alternative Financing;

(iii) assisting with the execution and delivery of definitive financing documents, including any pledge and security documents, any loan agreements, guarantees, certificates and other definitive financing documents as reasonably required by the Alternative Financing Source to be delivered in connection with the closing of Financing, and in each case assisting in the preparation of applicable schedules and other information necessary in connection therewith and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of any Alternative Financing, it being understood that such documents will not take effect until the Closing Date; and

(iv) furnishing Parent and the Alternative Financing Source, as applicable, at least three (3) business days prior to the Closing Date with all customary documentation and information about the Company and its Subsidiaries reasonably required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations to the extent reasonably requested by Parent in connection with the Financing in writing at least twenty (20) business days prior to the Closing Date.

(b) Obligations of the Company. Notwithstanding anything in this Agreement to the contrary, (A) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Financing prior to the Closing, (B) none of the Company, its Subsidiaries or their respective directors, managers, officers or employees shall be required to execute or enter into, perform or authorize any agreement with respect to the financing contemplated by the New Commitment Letter that is not contingent upon the Closing or that would be effective prior to the Closing Date (and for the avoidance of doubt, the board of directors or other equivalent governing body of Parent or Merger Sub shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Source at, or as of, the Closing), (C) no director, manager, officer or employee of the Company or any of its Subsidiaries shall be required to deliver any certificate or take any other action pursuant to this Section 5.15 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (D) neither the Company nor any of its Subsidiaries shall be required to take any action that would reasonably be expected, in the reasonable judgment of the

Company, to conflict with, or result in any violation or breach of, any applicable Laws, any organizational documents of the Company or any of its Subsidiaries, any contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries, (E) neither the Company nor any of its Subsidiaries shall be required to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (F) neither the Company nor any of its Subsidiaries shall be required to make any representation, warranties or certifications as to which, after the Company’s use of commercially reasonable efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true, (G) neither the Company nor any of its Subsidiaries shall be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing other than customary authorization letters, (H) none of the directors of the Company or any of its Subsidiaries will be required to adopt any resolutions on behalf of the Company or any of its Subsidiaries or otherwise approve any financing or other arrangement being effected or arranged by Parent, Merger Sub or any Contract related thereto, and (I) neither the Company nor any of its Subsidiaries shall be required to (x) provide access to or disclose information that the Company determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries or (y) change any fiscal period. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to any Financing will be effective until the Closing Date.

(c) Acknowledgment and Agreement. The parties hereto acknowledge and agree that the provisions contained in this Section 5.15 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including any exhibit, schedule or annex hereto) shall be deemed to expand or modify such obligations. Notwithstanding anything herein to the contrary, Parent acknowledges and agrees that (i) obtaining any Financing is not a condition to the Closing, (ii) for purpose of Section 1.2, Article VI and Article VII, in no event shall any breach of this Section 5.15 by the Company or any of its Subsidiaries or their respective Representatives constitute a breach of any provision of this Agreement or a failure of the condition set forth in Section 6.2(b), and (iii) nothing in this Section 5.15 or a failure to obtain the Alternative Financing shall be construed to affect or otherwise relieve any of Parent, Merger Sub and any Equity Financing Source’s obligations under this Agreement, the Equity Commitment Letter or the Limited Guarantee.

(d) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in a form and manner reasonably acceptable to the Company in connection with any Financing so long as such logos are used in a manner that is not intended or reasonably likely to, and will not, harm or disparage the Company or any of its Subsidiaries and that the Company shall be permitted to review the use of such logos prior to usage.

(e) Advancement and Reimbursement. Promptly upon request by the Company, Parent will advance and reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees but excluding the costs of the Company’s preparation of annual and quarterly financial statements required to comply with its SEC reporting obligations) incurred by the Company, its Subsidiaries or any of their Representatives in connection with the cooperation of the Company, its Subsidiaries and their Representatives contemplated by this Section 5.15.

(f) Indemnification. The Company, its Subsidiaries and their respective Representatives shall, promptly upon request by the Company, be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging any Financing pursuant to this Agreement or the provision of information utilized in connection therewith, and the foregoing obligations shall survive termination of this Agreement; provided, that the foregoing shall not apply to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments, penalties and amounts are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from any fraud, intentional misrepresentation, gross negligence or willful misconduct by any such Persons.

5.16 Transaction Expenses. At the Closing, Parent shall pay and cause to be paid (including, to utilize cash on hand of the Company at the Closing, if available for such purposes), all amounts required to be paid by the Company in connection with the Closing and the transactions contemplated herein, including the transaction expenses set forth in Schedule 5.16.

5.17 Sub Debt Facility. The parties shall use reasonable best efforts to cause their applicable Affiliates to execute and deliver, as promptly as practicable, an amendment to the Subordinate Debt Agreements, pursuant to which, among other things, the borrower parties’ borrowing capacity thereunder is increased by $10,000,000, in accordance with the terms set forth on Schedule 5.17 (the credit facility pursuant to the Subordinate Debt Agreements as so amended, the “Sub Debt Facility”) and any other agreement, document or instrument necessary to effectuate such amendment; provided that the execution under such amendment shall be subject to receipt of the requisite lender consents. Obtaining the requisite lender consents for such amendment as promptly as practicable shall be the sole responsibility of the Company; provided that Parent shall use commercially reasonable efforts to be available to participate in a reasonable number of meetings with the applicable lenders and enter into such agreements with the applicable lenders consistent with those delivered in connection with the Subordinate Debt Agreements.

ARTICLE VI

Conditions

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent legally permitted) waiver by such party at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) Regulatory and Third Party Consents. Each of the Regulatory Filings and Approvals set forth on Schedule 6.1(b) shall have been obtained and if obtained shall remain in full force and effect, and, with respect to such Regulatory Filings and Approvals, no such Regulatory Filing and Approval shall have resulted in the imposition of a Burdensome Condition.

(c) No Legal Restraints or Prohibitions. No Law, temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition, in each case in the United States, preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order, in each case in the United States, will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where legal) by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Closing Date (without giving effect to any limitations as to “materiality”, “Company Material Adverse Effect” or similar qualifiers or any provisions relating to preventing, materially delaying or materially impairing the consummation of the transactions contemplated by this Agreement) as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, does not have and would not reasonably be expected to have a Company Material Adverse Effect, except that (x) the representations and warranties in Section 4.1(b)(i) (Capital Structure) shall be true and correct at the Closing Date except for any de minimis inaccuracies, and (y) the representations and warranties in the first sentence of Section 4.1(a) (Organization, Good Standing and Qualification) as to due incorporation and existence of the Company and in Section 4.1(c) (Corporate Authority; Approval) shall be true and correct at the Closing Date in all respects, and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by an officer of the Company to the effect that the conditions set forth in this Section 6.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(c) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date of this Agreement that is continuing.

6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement, and of the Sponsor set forth in the Equity Commitment Letter or in the Limited Guarantee, shall be true and correct as of the Closing Date (without giving effect to any limitations as to “materiality”, “Parent Material Adverse Effect” or similar qualifiers or any provisions relating to preventing, materially delaying or materially impairing the consummation of the transactions contemplated by this Agreement) as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, does not have and would not reasonably be expected to have a Parent Material Adverse Effect, except that the representations and warranties in the first sentence of Section 4.2(a) (Organization, Good Standing and Qualification) and Section 4.2(c) (Corporate Authority) shall be true and correct at the Closing Date in all respects as to due incorporation and existence of Parent, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in this Section 6.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent to such effect.

ARTICLE VII

Termination

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by holders of Shares constituting the Requisite Company Vote, by mutual written agreement of the Company and Parent approved by action of their respective boards of directors or comparable governing body.

7.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice to the other party approved by action of the board of directors or comparable governing body of either Parent or the Company, specifying the provision(s) of Section 7.2 pursuant to which the Agreement is being terminated, if:

(a) the Merger shall not have been consummated by May 15, 2023 (the “Termination Date”);

(b) adoption of this Agreement by holders of Shares constituting the Requisite Company Vote, as required by Section 6.1(a), shall not have been obtained in a vote held at the Company Stockholders Meeting or at any adjournment or postponement thereof; or

(c) any Law or permanent injunction issued by any court of competent jurisdiction in the United States preventing the consummation of the Merger or any statute, rule, regulation or order, in each case, in the United States that in each case prohibits, makes illegal, or enjoins the consummation of the Merger, shall become final and non-appealable;

provided, that the right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger and, in the case of a termination pursuant to Section 7.2(a), a failure of the Closing to occur on or before the Termination Date.

7.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by the Company following approval of such action of the board of directors of the Company and upon written notice to Parent, which notice shall specify the provision of Section 7.3 pursuant to which the Agreement is being terminated:

(a) if at any time prior to the time the Requisite Company Vote is obtained, if the board of directors of the Company, in compliance with Section 5.2(b), authorizes the Company to enter into a Company Alternative Acquisition Agreement with respect to a Superior Proposal (other than a confidentiality agreement as contemplated by Section 5.2(a)); provided that (i) the Company substantially concurrently therewith enters into a definitive Company Alternative Acquisition Agreement with respect to such Superior Proposal and (ii) the Company complies with the obligations to pay the Company Termination Fee pursuant to Section 7.5(b) in connection with any termination of this Agreement pursuant to this Section 7.3(a);

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that the conditions specified in Section 6.3(a) or 6.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by the Company to Parent and (y) the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.2(a) or (b); or

(c) if (i) the conditions set forth in Section 6.1 and Section 6.2 were satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, provided that such conditions are then capable of being satisfied at the Closing if the Closing were to take place at such time) on the date the Closing should have occurred pursuant to Section 1.2; (ii) the Company has irrevocably notified Parent in writing that it is ready, willing and able to consummate the Closing on the date of such notice and at all times during the three (3) business day period immediately thereafter, and (iii) Parent and Merger Sub fail to consummate the Merger in accordance with Section 1.2 within three (3) business days of the date such notice was given.

7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent upon written notice to the Company, which notice shall specify the provision of Section 7.4 pursuant to which the Agreement is being terminated, if:

(a) at any time prior to the time the Requisite Company Vote is obtained,

(i) the board of directors of the Company shall have effected a Company Change of Recommendation; provided, that Parent may not exercise its right of termination pursuant to this clause (i) after the Requisite Company Vote is obtained, or

(ii) the Company shall have entered into a Company Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement as contemplated by Section 5.2(a)), or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that any of the conditions specified in Section 6.2(a) or 6.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) thirty (30) days after written notice thereof is given by Parent to the Company and (y) the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 6.3(a) or (b).

7.5 Effect of Termination and Abandonment.

(a) In the event of a valid termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability for damages to the other party hereto resulting from any Willful Breach of this Agreement, which liability or damages, in the event this Agreement is terminated, shall in no event exceed an amount equal to, (A) in the case of the Company, $3,500,000 (the “Company Liability Cap”), or (B) in the case of Parent and Merger Sub, $6,000,000 (the “Parent Liability Cap”), and (ii) the provisions set forth in this Section 7.5 and the provisions described in the second sentence of Section 8.1 shall survive termination of this Agreement.

(b) Company Termination Fee. If:

(i) this Agreement is validly terminated by the Company pursuant to Section 7.3(a),

(ii) this Agreement is validly terminated by Parent pursuant to Section 7.4(a), or

(iii) (x) after the date of this Agreement, but prior to the Company Stockholders Meeting, a Company Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Company Acquisition Proposal”) (a “Company Qualifying Transaction”) shall have been publicly made (or with 7.4(b) termination pursuant to Section 7.4(b), otherwise communicated in writing to the board of directors of the Company) and not withdrawn, (y) thereafter this Agreement is validly terminated by Parent or the Company pursuant to Section 7.2(b) or Section 7.4(b) (as a result of a material breach of a covenant contained in this Agreement), and (z) at any time on or prior to the 12-month anniversary of such termination, the Company completes, or enters into a definitive agreement to complete such Company Qualifying Transaction (which is subsequently completed), then the Company shall, either (A) in the event of a valid termination as described in the preceding clauses (i) or (ii), no later than five (5) business days after the date of such termination, or (B) in the event of termination as described in the preceding clause (iii), no later than five (5) business days after the completion of such Company Qualifying Transaction, pay Parent a termination fee of $2,500,000 (the “Company Termination Fee”). All payments under this Section 7.5(b) shall be made by wire transfer of immediately available funds to the account set forth in Schedule 7.5(b).

(c) Parent Termination Fee. If this Agreement is validly terminated by the Company pursuant to Section 7.3(b) or Section 7.3(c), then Parent shall promptly (and in any event within 5 business days) following such termination pay to the Company $5,000,000 in cash (the “Parent Termination Fee”). All payments under this Section 7.5(c) shall be made by wire transfer of immediately available funds to the account set forth in Schedule 7.5(c).

(d) Sole Remedy.

(i) Notwithstanding anything to the contrary in this Agreement, each of the Company, Parent and Merger Sub acknowledges and agrees that, in the event that the Company Termination Fee becomes payable to Parent pursuant to this Article VII,

(A) the right to receive the Company Termination Fee shall be the sole and exclusive remedy of, and the Company Termination Fee shall constitute liquidated damages in respect of, Parent, Merger Sub, the Sponsor, any Alternative Financing Source, any Equity Financing Source or any of their respective former, current and future direct or indirect equityholders, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, directors, officers, agents, employees, stockholders and assignees (collectively, other than Parent or Merger Sub, the “Parent Related Parties”), with respect to (w) any loss suffered as a result of the failure of the Merger to be consummated, (x) the termination of this Agreement, (y) any liabilities or obligations arising under this Agreement or (z) any claims or actions arising out of or relating to this Agreement ((w) through (z), the “Merger Claims”), and

(B) upon Parent’s receipt of the Company Termination Fee and if applicable, the Collection Costs with respect thereto, (x) in no event will Parent, Merger Sub or any Parent Related Parties seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to the Merger Claims from the Company or any of its former, current and future direct and indirect equityholders, controlling persons, Subsidiaries, Representatives, Affiliates, members, managers, general or limited partners, directors, officers, agents, employees, stockholders and assignees (collectively, other than the Company, the “Company Related Parties”) and (y) none of the Company and the Company Related Parties shall have any further liability or obligation relating to or rising out of this Agreement or the transactions contemplated hereby.

The Company expressly acknowledges and agrees that Parent shall not need to prove damages to receive the Company Termination Fee when it is payable. In no event will the Company be required to pay more than one Company Termination Fee. While Parent may pursue both a grant of specific performance in accordance with Section 8.5(c) and the payment of the Company Termination Fee under Section 7.5(b), under no circumstances shall the Parent, Merger Sub, and the Parent Related Parties be permitted or entitled to receive both (i) a grant of specific performance that results in a Closing in accordance with the terms hereof and (ii) all or any portion of the Company Termination Fee (or any other damages).

(ii) Notwithstanding anything to the contrary in this Agreement, each of the Company, Parent and Merger Sub acknowledges and agrees that, in the event that the Parent Termination Fee becomes payable to the Company pursuant to this Article VII,

(A) the right to receive the Parent Termination Fee and if applicable, the Collection Costs with respect thereto and Parent’s fulfillment of the Reimbursement Obligations shall be the sole and exclusive remedy of, and shall constitute liquidated damages in respect of, the Company and the Company Related Parties with respect to the Merger Claims, and

(B) upon the Company’s receipt of the Parent Termination Fee and if applicable, the Collection Costs with respect thereto and Parent’s fulfillment of the Reimbursement Obligations, (x) in no event will the Company or any Company Related Parties seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to the Merger Claims from Parent, Merger Sub or the Parent Related Parties and (y) none of Parent, Merger Sub and the Parent Related Parties shall have any further liability or obligation relating to or rising out of this Agreement or the transactions contemplated hereby (provided neither the forgoing provision nor anything else in this Agreement shall limit the liability of Parent or any Parent Related Parties as provided in Section 7.5(a)).

Parent expressly acknowledges and agrees that the Company shall not need to prove damages to receive the Parent Termination Fee when it is payable. In no event will Parent be required to pay more than one Parent Termination Fee. While the Company may pursue both a grant of specific performance in accordance with Section 8.5(c) and the payment of the Parent Termination Fee under Section 7.5(c), under no circumstances shall the Company and the Company Related Parties be permitted or entitled to receive both (i) a grant of specific performance that results in a Closing in accordance with the terms hereof and (ii) all or any portion of the Parent Termination Fee (or any other damages).

(e) Maximum Liability Amount. Notwithstanding anything to the contrary, in the event the Agreement is validly terminated, the maximum aggregate liability of Parent and Merger Sub, on the one hand, and the Company, on the other hand, whether in equity or at law, in contract or in tort, or otherwise, taking into account any payment of the Parent Termination Fee or Company Termination Fee, as applicable, and any other payment in connection herewith (i) for any Willful Breach; (ii) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated by this Agreement to be consummated; or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any document delivered by either party in connection herewith shall, collectively, not exceed under any circumstances an amount equal to the Parent Liability Cap, with respect to Parent and Merger Sub, and an amount equal to the Company Liability Cap, with respect to the Company.

(f) Each of the parties hereto acknowledges that the agreements contained in this Section 7.5 are an integral part of this Agreement and that, without these agreements, the parties hereto would not have entered into this Agreement. Accordingly, if the Company or Parent (or Sponsor) fails to promptly pay any amount when due pursuant to Section 7.5, or if the Sponsor fails to make a payment under the Equity Commitment Letter or the Limited Guarantee, and in order to obtain such payment, the Company or Parent commences an Action, then (and notwithstanding any limits provided in Section 7.5(d) or elsewhere in this Agreement) the non-prevailing party in such Action shall pay to the prevailing party all of the prevailing party’s fees, costs and expenses of such Action (including attorneys’ fees as well as expenses incurred in connection with such Action initiated by such party), together with interest on the amount of the Company Termination Fee or the Parent Termination Fee or such other payment from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment, plus 2% (the “Collection Costs”).

(g) For clarity, nothing contained in this Article VII shall limit or otherwise affect the availability of or entitlement to any equitable or other remedy to any party pursuant to the Confidentiality Agreement.

ARTICLE VIII

Miscellaneous and General

8.1 Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article III (Effect of Merger on Capital Stock; Exchange of Certificates), 5.9 (Employee Benefits) and 5.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VIII, the agreements of the Company, Parent and Merger Sub contained in the last sentence of Section 5.6 (Access and Reports), Section 5.10 (Expenses), last sentence of Section 5.5(a), Section 5.15(e) (Reimbursement), Section 5.15(f) (Indemnification), 7.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

8.2 Modification or Amendment; Waiver. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties; provided, that any amendment of this Agreement that requires approval by the stockholders of the Company or approval by the stockholders of Parent under applicable Law shall be subject to such approval.

8.3 Waiver of Conditions. At any time prior to the Effective Time, a party hereto may, subject to applicable Law and the proviso of Section 8.2 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement, except in the case of each of (c) and (d) for any waiver that is prohibited by Law. No extension or waiver by the Company or Parent shall require the approval of the stockholders of the Company or Parent, respectively, unless such approval is required by applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 8.3 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

8.5 Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) THIS AGREEMENT SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court, and (c) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in the State of Delaware, and appellate courts thereof, or, if (and only if) each of such Court of Chancery for the State of Delaware and such federal court finds it lacks subject matter jurisdiction, any state court within the State of Delaware. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 8.6 shall be effective service of process for any such action.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY

CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

(c) The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly acknowledged and agreed that each party hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement, the Equity Commitment Letter or the Limited Guarantee, and to enforce specifically the terms and provisions of any or all thereof, in the Court of Chancery of the State of Delaware. Each party hereto agrees that the right of specific performance is an integral part of the transactions contemplated by this Agreement and that, without that right, neither the Company nor Parent would have entered into this Agreement. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 8.5. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with or as a condition to obtaining such injunction or enforcement, and each party hereto irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(d) Without limiting the generality of Section 8.5(c), it is explicitly acknowledged and agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Equity Financing to be funded to fund the Merger (including to cause Parent to (i) enforce the obligations of the Equity Financing Source under the Equity Commitment Letter and (ii) to cause the Equity Financing Source to actually fund the Equity Financing in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter); provided that such specific performance shall only be granted in the event that each of the following conditions has been satisfied:

(i) all the conditions in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at Closing, which shall be capable of being satisfied) on the date that the Closing should have occurred pursuant to Section 1.2;

(ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and

(iii) the Company has confirmed in an irrevocable written notice delivered to the Parent it is ready and willing to complete the Closing.

For the avoidance of doubt, the above conditions apply only in connection with obligations described above in this Section 8.5(d), and not in connection with any other obligations of Parent or Merger Sub or any other obligations of the Equity Financing Sources under the Equity Commitment Letter or the Limited Guarantee. While the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 8.5 and the payment of the Parent Termination Fee, under no circumstances shall Parent be obligated to both specifically perform the terms of this Agreement and pay the Parent Termination Fee.

8.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by electronic mail or overnight courier:

if to Parent or Merger Sub

8214 Westchester Drive, Suite 910

Dallas, Texas 75225

Attention: President

e-mail: adunev@parkcitiesmgmt.com

with a copy to:

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

Attention: Jennifer Wisinski and Stephen Grant

e-mail: Jennifer.Wisinski@haynesboone.com and

  Stephen.Grant@haynesboone.com

if to the Company

Elevate Credit, Inc.

4150 International Plaza, Suite 300

Fort Worth, TX

Attention: Saundra Schrock

        Jason Harvison

e-mail: [redacted]

with a copy to (which shall not constitute notice):

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention:   Brandon C. Parris

            Michael G. O’Bryan

e-mail:         bparris@mofo.com

            mobryan@mofo.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by electronic mail (provided that if given by email such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

8.7 Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Voting Agreement, and the Confidential Disclosure Agreement, dated September 16, 2022, between Park Cities Asset Management, LLC and the Company (as amended, the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter of this Agreement.

8.8 No Third Party Beneficiaries.

(a) Except for (i) the provisions of Article III (Effect of the Merger on Capital Stock) (which Article is intended for the benefit of, and after the Effective Time shall be enforceable by, the holders of Shares, the holders of Company Options and Company RSU Awards and participants in the Company ESPP), (ii) Section 5.11 (Indemnification; Directors’ and Officers’ Insurance) (which is intended for the benefit of, and after the Effective Time shall be, enforceable by the Indemnified Parties against Parent, Merger Sub, and the Surviving Corporation), (iii) Section 5.9(d) (which is intended for the benefit of holders of cash bonuses referenced therein) and (iv) Sections 5.15(e) and (f) (which are intended for the benefit of the Persons named therein), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and that this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(b) The representations and warranties in this Agreement are the product of negotiations among and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent (including Merger Sub and, after the Effective Time, the Surviving Corporation) to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take, and (if necessary) to provide funding for, such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.10 Transfer Taxes. Except as otherwise provided in Section 3.2, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent or the Surviving Corporation when due, and Parent or the Surviving Corporation shall indemnify the Company or holders of Shares against liability for any such Taxes.

8.11 Definitions. Terms used but not otherwise defined herein have the meanings set forth in this Section 8.11. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term. For purposes of this Agreement:

“Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act, and for Sponsor and Parent shall be deemed each other’s Affiliate hereunder.

“Alternative Financing Source” means the Person that may provide Alternative Financing in connection with the Closing, together with its Affiliates involved in the Alternative Financing and any successor and permitted assigns on the Closing Date.

“Burdensome Condition” means any obligation, restriction, requirement, limitation, provision or condition or other action imposed by a Governmental Entity in connection with a Regulatory Filing and Approval that would, individually or in the aggregate, reasonably be expected to impair in any material respect the business or financial condition of Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) taken as a whole.

“business day” shall mean any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in Fort Worth, Texas, or New York, New York.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Company Acquisition Proposal” means (i) any proposal, offer, or indication of interest with respect to a merger, joint venture, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company, involving at least 20% or more of the total voting power or of any class of equity securities of the Company or assets (including equity securities of its Subsidiaries) of the

Company representing more than 20% or more of the revenues or assets (in each case on a consolidated basis) of the Company and its Subsidiaries, taken as a whole, (ii) any acquisition resulting in, or proposal or offer which if consummated would result in, any Person or Group (as used in the Exchange Act), other than the Company or its Subsidiaries becoming the beneficial owner of directly or indirectly, in one or a series of related transactions 20% or more of the total voting power or of any class of equity securities of the Company, or assets (including equity securities of its Subsidiaries) of the Company representing more than 20% or more of the revenues or assets (in each case on a consolidated basis) of the Company and its Subsidiaries, taken as a whole; in each case of (i) and (ii) other than the transactions contemplated by this Agreement.

“Company Equity Award” means a Company Option, Company RSU Award, or a purchase right under the Company ESPP.

“Company Equity Plan” means the Elevate Credit, Inc, 2014 Equity Incentive Plan or the Elevate Credit, Inc. 2016 Omnibus Incentive Plan (the “2016 Company Equity Plan”), as applicable.

“Company ESPP” means the Company Employee Stock Purchase Plan, as amended from time to time.

“Company Material Adverse Effect” means any change, event, effect, occurrence, development, condition or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken together as a whole, excluding any effect to the extent that it results from or arises out of:

(A) changes in the economy or financial markets generally in the United States or any foreign jurisdiction;

(B) changes in the general political, governmental, labor or social conditions in the United States or any foreign jurisdiction, including any full or partial government shutdown or changes in the securities markets, credit markets, currency markets or other financial markets, including changes in interest rates or exchange rates;

(C) changes that are the result of acts of war or terrorism, including any escalation or worsening of any such acts of war or terrorism;

(D) any hurricane, tornado, flood, earthquake or other natural disaster or any disease, epidemic, pandemic (including any escalation or general worsening of an such pandemic) or other public health event including COVID-19, and including any action taken by the Company in response to or in connection with any such disaster or event;

(E) changes that are the result of factors generally affecting the industry in which the Company and its Subsidiaries operate;

(F) compliance with or changes in GAAP or in any other applicable accounting standard (including the Current Expected Credit Loss accounting standard) or applicable Law or in the interpretation or application thereof, including the application of any changes announced prior to the date of this Agreement;

(G) any failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying cause of any such failure, if not otherwise excluded hereunder, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(H) any change, in and of itself, in the market price or trading volume of securities of the Company, including the common stock of the Company;

(I) the execution of this Agreement or the public announcement or pendency of this Agreement and the Merger and the other transactions contemplated hereby or the identity of the parties to this Agreement, including (i) any litigation resulting or arising from or with respect to the Merger or the other transactions contemplated hereby and (ii) (to the extent arising out of such public announcement, pendency or identity) any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any customers, financing sources, partners, employees or others having relationships with the Company or any of its Subsidiaries; provided that this clause shall not apply with respect to references to Company Material Adverse Effect in the representations and warranties contained in Section 4.1(d) (and in Section 6.2(a) and Section 7.4(b) to the extent related to such representation);

(J) any action taken, or not taken, at the request of, or with the consent of, Parent; and

(K) any action taken, or not taken, by the Company pursuant to this Agreement, including the failure by the Company to take any act prohibited by this Agreement.

provided, that the exclusions in clauses (A), (B), (C) and (E) shall not apply to the extent such effects disproportionately adversely affect the Company and its Subsidiaries compared to other similarly situated companies of similar size operating in the industry in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means an option to purchase Shares, other than a purchase right under the Company ESPP.

“Company RSU Award” means an award of restricted stock units covering Shares.

“Consumer Financial Services Laws” means all federal, state, and municipal laws, rules, or regulations dealing with consumer financial services or the Consumer Loans. The term includes, without limitation, any and all laws dealing with registration, licensing, advertising, fair lending, language requirements, origination, pricing, credit practices, disclosures, rates, terms, servicing, debt collection practices, fair credit reporting, communications, privacy, data security, unfair acts or practices, deceptive acts or practices, abusive acts or practices, complaint procedures, and dispute resolution. The term includes, without limitation, the following laws or standards as applicable: Equal Credit Opportunity Act, 15 U.S.C. §1691 et seq., and Regulation B, 12 C.F.R. part 1002; Electronic Funds Transfer Act, 15 U.S.C. §1693 et seq., and Regulation E, 12 C.F.R. part 1005; Fair Debt Collection Practices Act, 15 U.S.C. §1692o, and Regulation F, 12 C.F.R. part 1006; Gramm-Leach-Bliley Privacy Act, 12 U.S.C. §6801 et seq., and Regulation P, 12 C.F.R. part 1016; Fair Credit Reporting, 15 U.S.C. §1681 et seq., Regulation V, 12 C.F.R. part 1022; Truth in Lending, 15 U.S.C. §1601 et seq., and Regulation Z, 12 C.F.R. part 1026; Regulations or standards of the Consumer Financial Protection Bureau with respect to unfair, deceptive or abusive acts or practices, 12 U.S.C.A. § 5531 and §5536; and Regulations or trade practice standards of the Federal Trade Commission with respect to unfair or deceptive acts or practices, 15 U.S.C.A. §5(a), and Title 16 of the Code of Federal Regulations.

“Consumer Loan” means any consumer loan (whether secured or unsecured) made by the Company or any of its Subsidiaries or loans originated by third party bank lenders where the Company provides platform account and loan support technology services.

“Consumer Loan Documents” means the promissory note, and such other instruments, documents and agreements (including any security agreement) entered into, evidencing or executed in connection with a Consumer Loan.

“Employee” means any natural person who is an employee, whether by Contract, common law or otherwise, of the Company or any of its Subsidiaries on the Closing Date.

“Environmental Law” means any Law of any Governmental Entity relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Equity Financing Source” means the Person that may provide Equity Financing in connection with the Closing, together with its Affiliates involved in the Alternative Financing and any successor and permitted assigns on the Closing Date.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated as a “single employer” with the Company under Section of 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA.

“Financing Sources” means Equity Financing Source and Alternative Financing Source.

“GAAP” means United States generally accepted accounting principles.

“Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material, radon or that class of substances commonly referred to as per- or polyfluoroalkyl substances; and (C) any other substance which may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

“Independent Contractor” means a natural person providing services to the Company or any of its Subsidiaries on the Closing Date who is not an Employee.

“Intellectual Property” means all (i) trademarks, service marks, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, and all goodwill associated therewith and symbolized thereby; (ii) inventions and discoveries, whether patentable or not, patents and invention disclosures, and all divisions, continuations, continuations-in-part, extensions and reissues thereof; (iii) confidential information, trade secrets and know-how, including ideas, processes, algorithms, models, methodologies, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not, (including computer software, databases and other compilations of information), and copyrights therein and thereto; (v) all other intellectual property or similar proprietary rights recognized under any jurisdiction worldwide, and (vi) all registrations or applications for any of the foregoing.

“Intervening Event” means any material event, circumstance, change, effect, development, or condition that was not known to the board of directors of the Company (or if known, the extent or magnitude of which was not known to the board of directors of the Company and was not reasonably foreseeable) as of the date hereof, other than (a) the receipt, existence, or terms of a Company Acquisition Proposal or any inquiry, proposal or offer from any third party relating to or in connection with a Company Acquisition Proposal (for purposes of this clause (a), substituting 50% for the 20% threshold set forth in the definition of “Company Acquisition Proposal”) and (b) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or any change in the price or trading volume of the Shares of the Company (provided, however, that this clause (b) shall not apply to the underlying causes giving rise to or contributing to such fact or change or prevent any of such underlying causes from being taken into account in determining whether an any such event has occurred).

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” (a) when used in this Agreement with respect to the Company means the actual knowledge after reasonable inquiry of the individuals set forth on Section 8.11 of the Company Disclosure Letter, and does not include information of which they may be deemed to have constructive knowledge only, and (b) when used in this Agreement with respect to Parent means the actual knowledge after reasonable inquiry of any of the officers or directors or Parent or Merger Sub, and does not include information of which they may be deemed to have constructive knowledge only.

“Permitted Liens” means all Liens specifically reflected, reserved against or disclosed in the Company Reports, as applicable, together with the following (without duplication): (a) Liens imposed by law, such as mechanics and materialmen Liens or other common law or statutory Liens arising or incurred in the ordinary course of business consistent with past practice and that are not material in amount or effect on the business of the Company and its Subsidiaries, taken as a whole, (b) Liens for Taxes that are (x) not yet delinquent or (y) being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been established in accordance with GAAP in the consolidated financial statements included in the Company Reports, (c) Liens securing judgments for the payment of money so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period in which such proceedings may be initiated has not expired, (d) Liens required under the indebtedness of the Company or its Subsidiaries (A) in existence as of the date hereof, or (B) incurred as expressly permitted under this Agreement, in each case as security for such indebtedness, and (e) Liens arising from licenses of Intellectual Property entered into in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Regulatory Filings and Approvals” means the regulatory and other third party consents, approvals and filings listed on Schedule 5.5(a).

“Reimbursement Obligations” means Parent’s obligations pursuant to Section 5.5(a), Section 5.15(e) and Section 5.15(f).

“Relevant Persons” has the meaning set forth in Section 4.2(d)(iii).

“Representatives” means, with respect to any Person, collectively, such Person’s directors, officers, managers, employees, investment bankers, attorneys, accountants and other advisors, representatives or agents.

“Rollover Agreements” means those certain agreements between Parent and each Rollover Stockholder pursuant to which each Rollover Stockholder has agreed, severally and not jointly, to contribute, immediately prior to the Effective Time, their respective Rollover Shares to Parent in exchange and as total consideration for the Rollover Equity.

“Rollover Equity” means the capital stock of Parent issued by Parent to the Rollover Stockholders in exchange for the Rollover Shares, pursuant and subject to the terms and conditions of the Rollover Agreements.

“Rollover Shares” means the aggregate number of Shares to be contributed to Parent by the Rollover Stockholders, pursuant to the Rollover Agreements, subject to the terms and conditions set forth therein, and subsequently cancelled in accordance with Section 3.1(b) of this Agreement.

“Rollover Stockholders” means each Person set forth on Schedule 8.11(a) (including the type and amount of Rollover Shares held by each such Person).

“Subordinate Debt Agreements” means the agreements set forth Schedule 8.11(b).

“Servicing Standards” means the servicing, collection and similar standards of the Company and each of its Subsidiaries with respect to Consumer Loans and which standards comply with all applicable Consumer Financial Services Laws as may be adopted from time to time relating to Consumer Loans.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Company Acquisition Proposal that would result in any Person or Persons (whether or not acting as a group) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company, that the Company’s board of directors has determined, in its good faith judgment, taking into account all legal, financial, regulatory, and timing aspects of the proposal and the Person or Persons making the proposal, would reasonably be expected to result in a transaction more favorable to the Company’s stockholders than the transactions contemplated by this Agreement (after taking into account any binding offers to revise the terms of the transaction made by Parent pursuant to Section 5.2(b) of this Agreement).

“Tax” (including, with correlative meaning, the term “Taxes”) means any and all taxes, charges, levies and other like assessments (together with any and all interest, penalties and additional amounts imposed with respect thereto) imposed by any federal, state, local or foreign governmental or taxing authority, including taxes, charges, levies and other like assessments on income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and any other taxes, charges, levies or like assessments of any nature whatsoever.

“Tax Return” means any and all returns, statements, reports or forms (including elections, declarations, disclosures, schedules, estimated returns, claims for refund, amended returns, protective returns and information returns) filed or required to be filed with a Tax authority with respect to Taxes.

“Underwriting Guidelines” means the underwriting guidelines adopted by the Company and each of its Subsidiaries with respect to Consumer Loans and which guidelines comply with all applicable Consumer Financial Services Laws as may be adopted from time to time relating to Consumer Loans.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.

“Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement.

8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

8.13 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined, or except as otherwise provided, therein. Words in this Agreement describing the singular number shall be deemed to include the plural and vice versa, and words in this Agreement denoting any gender shall be deemed to include all genders. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein shall mean such agreement, instrument or statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. When used in Sections 4.1, 5.1, 6.2 and 7.4, the term “material” shall be construed as referring to being material to the Company and its Subsidiaries taken as a whole.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

8.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in their sole discretion, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent, effective with the Effective Time, or as collateral to the any Alternative Financing Source in connection with Alternative Financing without the consent of the Company, but no such assignment shall relieve any assignor of any of its respective liabilities or obligations under this Agreement. Any purported assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.15 Non-Recourse.

(a) Except for (A) any claim or cause of action based upon, arising out of or in connection with any letter of transmittal or documentation delivered in connection with payment of Merger Consideration through DTC or payment for the Company Equity Awards, (B) any remedy against Sponsor with respect to its obligations and liabilities expressly provided for under the Limited Guarantee and any remedy against the Equity Financing Source with respect to their obligations and liabilities expressly provided for under the Equity Commitment Letter or (C) any remedy pursuant to the Confidentiality Agreement, any claim or cause of action based upon, arising out of, or in connection with this Agreement may only be brought against Persons that are expressly named as parties, and then only with respect to the specific obligations set forth herein.

(b) Except for (A) any liability or obligation based upon, arising out of or in connection with any letter of transmittal or documentation delivered in connection with payment of Merger Consideration through DTC or payment for the Company Equity Awards, (B) any remedy against Sponsor with respect to its obligations and liabilities expressly provided for under the Limited Guarantee and any remedy against the Equity Financing Source with respect to its obligations and liabilities expressly provided for under the Equity Commitment Letter, or (C) any remedy pursuant to the Confidentiality Agreement, no former, current or future direct or indirect equityholders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, trustees, Affiliates, general or limited partners or assignees of the parties (except permitted assignees under Section 8.14) or of any former, current or future direct or indirect equityholder, controlling Person, stockholder, director, officer, employee, member, manager, agent, trustee, Affiliate, general or limited partner or assignee of any of the foregoing (collectively, but for the avoidance of doubt excluding the parties) will have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of any party under this Agreement or for any Action based on, in respect of, or by reason of, the transactions contemplated by this Agreement, including the Merger (including the breach, termination or failure to consummate any of the transactions contemplated by this Agreement, including the Merger), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Action, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another Person or otherwise.

(c) Notwithstanding any other provision herein, no Financing Source (other than Sponsor and any alternative Equity Financing Source in accordance with the Equity Commitment Letter and Limited Guarantee or if applicable, the party to the Confidentiality Agreement) nor any Affiliate of any Financing Source (other than Parent, Merger Sub and Sponsor and any alternative Equity Financing Source in accordance with the Equity Commitment Letter and Limited Guarantee or the party to the Confidentiality Agreement), nor any officer, director, employee, agent, controlling person, advisor or other representative of the foregoing or any successor or permitted assign of any of the foregoing, shall be liable for any indirect, special, punitive or consequential damages (including any loss of profits, business or anticipated savings) in connection with the Financing, the transactions contemplated hereby, or with respect to any activities related to the Financing.

(d) In addition, notwithstanding anything to the contrary in this Agreement, in no event will Sponsor be subject to or liable for (whether at law, in equity, in contract, tort or otherwise, and whether by or through attempted piercing of the corporate, limited liability company or partnership veil or directly or indirectly through any other Person) any monetary damages to the Company or any of its Affiliates or any other Person, for any damages, liabilities or other adverse consequences incurred by the Company or any of its Affiliates or any of its or their respective Representatives or any other Person for any breach by Sponsor of this Agreement, and the Company and its Affiliates shall not otherwise be entitled to make any claim against Sponsor, and Sponsor shall have no further liability to the Company or any of its Affiliates or any other Person therefor, except, in each case of the foregoing, that the Company shall be entitled to recover monetary damages and other amounts against Parent pursuant to Section 7.5 of this Agreement and Sponsor pursuant to the Limited Guarantee and to seek specific performance of this Agreement, the Limited Guarantee and the Equity Commitment Letter, in each case, as and only to the extent permitted hereunder and thereunder.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

ELEVATE CREDIT, INC.

By	/s/ Sandra D. Schrock
Name: Sandra D. Schrock
Title: Authorized Representative

PCAM ACQUISITION CORP.

By	/s/ Alex Dunev
Name: Alex Dunev
Title: President

PCAM MERGER SUB CORP.

By	/s/ Alex Dunev
Name: Alex Dunev
Title: President

ANNEX A

DEFINED TERMS

Terms	Section
Action	4.1(g)
Acceptable Confidentiality Agreement	5.2(a)(ii)(A)
Affiliate	8.11
AML Law	4.1(w)
Alternative Financing	5.15(a)
Agreement	Preamble
Applicable Date	4.1(e)(i)
Audited Company Balance Sheet	4.1(e)(v)
Bankruptcy and Equity Exception	4.1(c)(i)
Book-Entry Share	3.1(a)
business day	8.11
Bylaws	2.2
Certificate of Merger	1.3
Certificate	3.1(a)
Charter	2.1
Closing Date	1.2
Closing	1.2
COBRA	8.11
Code	3.2(g)
Collection Costs	7.5(f)
Company	Preamble
Company 401(k) Plan	5.9(e)
Company Acquisition Proposal	8.11
Company Alternative Acquisition Agreement	5.2(b)(ii)
Company Benefit Plans	4.1(h)(i)
Company Change of Recommendation	5.2(b)(i)
Company Disclosure Letter	4.1
Company Equity Award	8.11
Company Equity Plan	8.11
Company ESPP	8.11
Company Liability Cap	7.5(a)
Company Material Contracts	4.1(q)
Company Option	8.11
Company Proxy Statement	4.1(u)
Company Qualifying Transaction	7.5(b)(iii)
Company Recommendation	4.1(c)(ii)
Company Reports	4.1(e)(i)
Company RSU Award	8.11
Company Stockholders Meeting	5.4(a)
Company Termination Fee	7.5(b)
Confidentiality Agreement	8.7

Consumer Financial Services Laws	8.11
Consumer Loans	8.11
Continuing Employee	5.9(b)
Contract	4.1(d)(ii)(B)
Dissenting Shares	3.1(c)
D&O Insurance	5.12(b)
DGCL	1.1
Effective Time	1.3
Employee	8.11
Environmental Law	8.11
Equity Commitment Letter	4.2(g)
Equity Financing	4.2(g)
Equity Financing Source	8.11
ERISA	8.11
ERISA Affiliate	8.11
Exchange Act	4.1(d)(i)
Excluded Shares	3.1(b)
Financing	4.2(g)
Financing Commitments	5.14(c)
Financing Sources	8.11
General Exception	5.1(a)
Governmental Entity	4.1(d)(i)
Hazardous Substance	8.11
Indemnification Agreements	5.12(a)
Indemnified Parties	5.12(a)
Independent Contractor	8.11
Insurance Policies	4.1(o)
Intellectual Property	8.11
Intervening Event	8.11
IT Assets	8.11
knowledge	8.11
Laws	4.1(i)
Latest Balance Sheet Date	4.1(e)(v)
Lease	4.1(r)
Leased Real Property	4.1(r)
Lien	4.1(b)(iii)
Limited Guarantee	Recitals
Measurement Date	4.1(b)
Merger Consideration	3.1(a)
Merger Notification Filings	5.5(a)
Merger Sub	Preamble
Merger	Recitals
Notice Period	5.2(b)
New LTIP	5.9(f)
New Plans	5.9(c)
NYSE	4.1(d)(i)

Old Plans	5.9(c)
Parent	Preamble
Parent Disclosure Letter	4.2
Parent Liability Cap	7.5(a)
Parent Material Adverse Effect	4.2
Paying Agent	3.2(a)
Permitted Liens	8.11
Permits	4.1(t)
Person	8.11
Proxy Statement	5.3(a)
Protection Period	5.9(b)
Proxy Statement	5.3(a)
Regulatory Filings and Approvals	8.11
Reimbursement Obligations	8.11
Relevant Persons	8.11
Representatives	8.11
Requisite Company Vote	4.1(c)(i)
Rolled Company RSU Awards	3.4(a)(v)
SEC	4.1
Securities Act	4.1(d)(i)
Share	3.1(a)
Shares	3.1(a)
Sponsor	Recitals
Sub Debt Facility	Recitals
Subsidiary	8.11
Superior Proposal	8.11
Surviving Corporation	1.1
Takeover Statute	4.1(i)(iii)
Tax; Taxes	8.11
Tax Return	8.11
Termination Date	7.2(a)
Trade Secrets	8.11
Transaction Litigation	5.13
Subordinate Debt Agreements	8.11
Voting Agreement	3.1(a)
WARN Act	8.11
Willful Breach	8.11

ANNEX B

FORM OF CHARTER

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ELEVATE CREDIT, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the “DGCL”), certify as follows:

1. The name of the corporation is Elevate Credit, Inc. (the “Corporation”).

2. The address of the registered office of the Corporation in the State of Delaware is 108 Lakeland Ave., Kent County, Dover, Delaware 19901. The name of the registered agent of the Corporation at such address is Capital Services, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation is authorized to issue is Five Thousand (5,000) shares. All shares shall be Common Stock par value $0.001 per share and are to be of one class.

5. The Corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, adopt, alter, amend or repeal the By-laws of the corporation.

7. Meetings of the stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors of the Corporation or in the By-laws of the Corporation. Elections of directors of the Corporation need not be by written ballot unless the By-laws of the Corporation shall so provide.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

9.

a. To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, no current or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

b. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any current or former director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding; provided, however, that the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person (other than a Proceeding to enforce rights to indemnification granted by the Corporation hereunder or elsewhere) only if the Proceeding was authorized by the Board of Directors.

c. The Corporation shall have the power to indemnify, to the fullest extent permitted by applicable law, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

d. Neither any amendment nor repeal of this Section 9, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 9, shall eliminate or reduce the effect of this Section 9 in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Section 9, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ELEVATE CREDIT, INC.

By:
Name:
Title: